


2002
ANNUAL REPORT


03055205

CENTENNIAL

Helping to Build the American Infrastructure

1902–2002


ARIS 0-10436
P.E.
12-31-02


PROCESSED
APR 11 2003
THOMSON
FINANCIAL

L.B. Foster Company





Company Profile

L B. Foster Company is engaged in the manufacture, fabrication and distribution of products to serve the nation's surface transportation infrastructure.

For rail markets, Foster provides a full line of new and used rail, trackwork and accessories to railroads, mines and industry. The Company also designs and produces concrete railroad products, insulated rail joints, power rail, track fasteners, coverboards and special accessories for mass transit and other rail systems worldwide.

For the construction industry, the Company sells steel sheet, H-bearing and pipe piling and rents steel sheet piling for foundation and earth retention requirements. In addition, Foster supplies bridge decking, expansion joints, mechanically stabilized earth wall systems, precast concrete products and other products for highway construction and repair.

For tubular markets, the Company supplies pipe coatings for natural gas pipelines and utilities. The Company also produces threaded products for industrial water well and irrigation markets.

Financial Highlights

	2002(1)	2001(2)	2000(2)
Net Sales	**$ 257,950,000**	$ 282,119,000	$ 264,614,000
Operating Profit	**$ 2,992,000**	$ 5,098,000	$ 7,960,000
(Loss) Income from Continuing Operations	**$ (5,029,000)**	$ 1,303,000	$ 3,743,000
Loss from Discontinued Operations, Net of Tax	**$ (2,005,000)**	$ (666,000)	$ (253,000)
Cumulative Effect of Change in Accounting Principle	**$ (4,390,000)**	$ —	$ —
Net (Loss) Income	**$ (11,424,000)**	$ 637,000	$ 3,490,000
Basic and Diluted (Loss) Earnings Per Common Share:			
Continuing Operations	**$ (0.53)**	$ 0.14	$ 0.39
Discontinued Operations	**$ (0.21)**	$ (0.07)	$ (0.03)
Cumulative Effect of Change in Accounting Principle	**$ (0.46)**	$ —	$ —
Basic and Diluted (Loss) Earnings Per Common Share	**$ (1.20)**	$ 0.07	$ 0.37
New Orders Entered	**$ 255,160,000**	$ 268,748,000	$ 310,907,000
Backlog	**$ 109,140,000**	$ 125,756,000	$ 141,349,000
Current Ratio	**2.48 to 1**	2.46 to 1	2.44 to 1
Numbers of Employees	**712**	686	743

(1) 2002 includes the following non-cash charges: a $5,050,000 write-down of advances made to the Company's specialty trackwork supplier which are not expected to be recovered; a $1,893,000 charge related to an "other than temporary" impairment of the Company's equity investment in that trackwork supplier; a $765,000 charge for depreciation expense from assets that had been classified as held for resale, but the sale did not materialize; a $660,000 impairment charge to adjust assets related to the Company's rail signaling business, classified as a discontinued operation, to their expected fair value; a $4,390,000, net of tax, charge from the cumulative effect of a change in accounting principle as a result of the adoption of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets;" and a $2,232,000 charge related to mark-to-market accounting for derivative instruments.

(2) 2001 and 2000 were restated to reflect the classification of the Company's rail signaling business as a discontinued operation.



Helping to Build the American Infrastructure



We Foster Excellence and Leadership



1902

In 1902, America was on the move. It was a country addressing its infrastructure needs, building up to meet the challenges and real demands of the new century.

Into this world of expansion and change L. B. Foster Company first sold used rail to the logging camps and coal mines that badly needed rail, but were unable to afford new rail. Better yet, and practically unheard of in those days, Foster sold it with a guarantee. Simply put, if the rail you purchased was not what it was represented to be, Foster would take it back and pay the freight both ways.

It was an ideal recipe for success. Find a need, and then meet it with the right products, reliable delivery, dependable service and an uncompromising commitment to customer satisfaction.

As the country grew, L B. Foster grew with it, expanding into piling, pipe and construction and highway products. All backed by the same customer commitment first demonstrated in 1902.











2002

The world is moving again. L.B. Foster is helping replace and repair an infrastructure that has suffered over a century of wear, meeting the continuously evolving needs of the transportation industry, ensuring that our supply of water continues to flow to an ever-increasing demand and helping utilities meet the energy needs of their customers.

Yes, we're still in the rail business, and every piece of rail we sell is still backed by the Foster guarantee. But today, L.B. Foster offers more... much more... to our customers.

Transit products, insulated bonded joints, special trackwork, track panels, mechanically stabilized earth (MSE) walls, concrete ties, precast concrete buildings, OD and ID pipe coatings, threaded products for the water well industry, piling, bridge decking and railing: all of these form an integrated product mix designed to meet virtually every infrastructure related challenge.

With a century of experience, quality, capability and success behind us, L. B. Foster Company is ready to help our customers meet the challenges and demands of the new century before us.

Together, We Can Build A Better Infrastructure.



To Our Shareholders:


Lee B. Foster II, Chairman of the Board

Stan L. Hasselbusch, President and Chief Executive Officer

The year 2002 was one of significant challenges and difficult decisions for L. B. Foster Company. We continued to eliminate under-performing assets, reduce administrative and sales expense, and, at the same time, improve our financial condition during a troublesome economic period.

We continued to stress working capital management to our operating units, yielding impressive results. Carrying significantly lower levels of inventory and focusing our accounts receivable collection efforts has generated approximately $40 million in positive cash flows over the last two years. This has allowed us to reduce debt by $23 million, or 45%, while funding over $11 million in business expansion and capital improvements in our operations. These actions allowed us to successfully refinance our revolving credit facility in September.

Results for last year were mixed. Top line growth in Geotech, operational improvement at the CXT rail plants, and another excellent performance by CXT buildings at Spokane, Washington were offset by start-up problems at our Hillsboro, Texas facility and a five-month delay in the award of a new contract by USDA Forest Service for precast buildings. This contract, awarded last fall, will provide much needed volume for both Spokane and Hillsboro, and will facilitate the continued growth of our buildings business over the next five years.

Critical to CXT rail's future success is the negotiation of a new tie contract with a Class I railroad. The current contract expires September 30, 2003. Discussions are currently taking place and we anticipate obtaining an extension.

Continued lack of capital expansion by the Class I railroads, a depressed industrial market caused by a prolonged weak economy, and the inability of shortline and regional railroads to obtain needed financing plagued our rail sector performance in 2002. In light of current economic conditions, we do not look for market improvement in 2003. However, changes implemented throughout last year should improve bottom line performance this year. These changes include new business models in new and relay rail driven by improved asset management, and process improvement initiatives to lower costs at our Niles, Ohio trackwork facility and Pueblo, Colorado panel plant.

The tubular products group continued to generate positive results in 2002, though not at the strong level of 2001 due to significantly less volume in coated pipe. (The total square footage coated declined 54% when compared to the previous year as a result of the financial crisis in the energy industry and downward pressure on demand.) However, our Birmingham facility entered 2003 with a backlog equal to its total production in 2002.

We remain bullish about coated pipe. Long-range annual natural gas consumption in North America is expected to reach 30 trillion cubic feet by 2015. To meet this demand, production in the U.S. must increase at a rate of 6% per year and will require substantially increased spending in pipeline construction.

We made great strides last year in construction products. Our fabricated products group combined the acquisition of Greulich Bridge in January with a major facility expansion of our Bedford plant into their most profitable year ever.

In December 2002, piling products received Z-shaped piling from our strategic partner, TXI Chaparral Steel. Reliable supply of this key product, coupled with the expected rollout of additional, improved sections later in the year, will drive top-line growth in 2003.

Vital to the future success of construction products is the passage of an improved successor to TEA-21, the $220 billion bill, which has driven federally funded highway and transit projects over the past six years. The current bill will expire September 30, 2003. Equal in importance to the authorization of a new bill is the ability of both the deficit-ridden federal and state governments to provide adequate funds.

During 2002 there was significant activity from the Dakota, Minnesota & Eastern Railroad (DM&E), in which the Company holds a 13.6% stake. First, in January 2002, the Surface Transportation Board issued its long-awaited approval of the DM&E's Powder River Basin Project (PRB), ending over four years of costly regulatory process. Then, in June 2002, the DM&E purchased the I&MRL, a railroad with complementary lines. This created a 2,500-mile regional railroad operating in eight states. This acquisition, in which the Company contributed $500,000 of new equity, not only improved the DM&E's balance sheet and diversified the railroad's customer and product base, but it also enhanced the PRB project by increasing the railroad's direct haul opportunities for low sulfur coal. All in all, 2002 was a watershed year for the DM&E.

Though we expect our markets and the economy to remain at the same levels as 2002, we are optimistic about the prospects for 2003. This is due in large part to our ongoing change management initiative, a program that has positively affected nearly every aspect of L.B. Foster Company. As such, we are fully prepared to achieve profitability in the current market while positioning ourselves to maximize the potential of future market upturns.

On a final note, this year L. B. Foster Company celebrated its 100th anniversary. Achieving a century of successful operation is a testament to the capability, commitment and experience displayed by the employees, shareholders, customers and suppliers of L.B. Foster Company every day. It is a collective effort of which we should be proud and one we all look forward to continuing and building upon in the century to come.



Lee B. Foster II
Chairman of the Board



Stan L. Hasselbusch
President and Chief Executive Officer

The Company wishes to caution readers that the preceding letter contains forward-looking statements. Readers are referred to the "Forward-Looking Statements" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 17 of this document.

Financial Contents

Results of Operations

Dollars in thousands	Three Months Ended December 31, 2002	Three Months Ended December 31, 2001(1)	Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2001(1)	Twelve Months Ended December 31, 2000(1)
Net Sales:					
Rail Products	**$ 30,717**	$ 35,360	**$ 128,249**	$ 145,054	$ 138,635
Construction Products	**24,288**	29,527	**116,748**	115,600	106,280
Tubular Products	**2,001**	4,668	**12,953**	21,055	19,511
Other	—	409	—	410	188
Total Net Sales	**$ 57,006**	$ 69,964	**$ 257,950**	$ 282,119	$ 264,614
Gross Profit:					
Rail Products	**$ 2,887**	$ 2,977	**$ 12,643**	$ 12,728	$ 16,762
Construction Products	**3,382**	3,978	**16,296**	16,167	18,157
Tubular Products	**256**	1,028	**2,389**	4,968	3,411
Other	**(897)**	319	**(1,861)**	(367)	(496)
Total Gross Profit	**5,628**	8,302	**29,467**	33,496	37,834
Expenses:					
Selling and Administrative Expenses	**6,852**	6,507	**26,475**	28,398	29,874
Interest Expense	**616**	768	**2,592**	3,564	4,227
Other Expense (Income):					
Impairment of Equity Investment and Advances	**5,150**	—	**6,943**	—	—
Other	**(434)**	(74)	**1,097**	(694)	(2,506)
Total Expenses	**12,184**	7,201	**37,107**	31,268	31,595
(Loss) Income from Continuing Operations, Before Income Taxes	**(6,556)**	1,101	**(7,640)**	2,228	6,239
Income Tax (Benefit) Expense	**(2,881)**	462	**(2,611)**	925	2,496
(Loss) Income From Continuing Operations	**(3,675)**	639	**(5,029)**	1,303	3,743
Loss from Discontinued Operations, Net of Tax	**(1,054)**	(158)	**(2,005)**	(666)	(253)
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	—	**(4,390)**	—	—
Net (Loss) Income	**($ 4,729)**	$ 481	**($ 11,424)**	$ 637	$ 3,490
Gross Profit %:					
Rail Products	**9.4%**	8.4%	**9.9%**	8.8%	12.1%
Construction Products	**13.9%**	13.5%	**14.0%**	14.0%	17.1%
Tubular Products	**12.8%**	22.0%	**18.4%**	23.6%	17.5%
Total Gross Profit %	**9.9%**	11.9%	**11.4%**	11.9%	14.3%

(1) Foster Technologies, the Company's rail signaling and communication business, was classified as a discontinued operation on December 31, 2002. Prior period results have been adjusted to reflect this classification.

Fourth Quarter of 2002 vs. Fourth Quarter of 2001

The Company had a loss from continuing operations of $3.7 million, or $0.39 per share in the fourth quarter of 2002 on net sales of $57.0 million. Income from continuing operations for the fourth quarter of 2001 was $0.6 million, or $0.07 per share on net sales of $70.0 million. A fourth quarter loss from the discontinued operations of Foster Technologies was $1.1 million, or $0.11 per share, compared to a loss of $0.2 million, or $0.02 per share in the prior year fourth quarter. See Note 5 "Discontinued Operations" for more details. The fourth quarter 2002 net loss of $4.7 million includes one-time, non-cash charges totaling $6.6 million, or $4.2 million, net of tax.

The non-cash charges recorded in the fourth quarter of 2002 include a $5.1 million ($3.1 million, net of tax) charge related to the impairment of the Company's investment in and advances to its principal specialty trackwork supplier which are not expected to be recovered. The expected sale of the Company's Newport, KY pipe coating assets did not materialize, resulting in a non-cash charge of $0.8 million ($0.4 million, net of tax). Also in the fourth quarter of 2002, the Company started negotiations and committed to a plan to sell the assets related to its rail signaling and communication device business and recorded a $0.7 million non-cash impairment charge to adjust these assets to their expected realizable value. The operations of this business qualified as a "component of an entity" and thus, have been classified as a discontinued operation. See "Other Matters" for more details on these fourth quarter 2002 non-cash charges.

Results for the fourth quarter of 2001 included pretax nonrecurring charges of $0.4 million related to the Company's plan to improve its financial performance by consolidating sales and administrative functions and plant operations.

Sales for the fourth quarter of 2002 declined 18.5% to $57.0 million from the same period a year ago. Rail products' net sales declined 13.1% to $30.7 million compared to the 2001 fourth quarter. This decline is related to a general decline in the market due to spending cutbacks for rail projects. Construction products' net sales declined 17.7% to $24.3 million primarily due to a downturn in sales of H-bearing pile and pipe piling as a result of high raw material prices for pipe and increased competition for beams. Tubular products' net sales declined 57.1% to $2.0 million as a result of poor market conditions for pipe coating and threaded products.

The gross margin percentage for the Company declined to 9.9% in the fourth quarter of 2002 from 11.9% in the same period of 2001. Gross margin for the fourth quarter of 2002 includes a nonrecurring charge of $0.8 million, which represents depreciation expense for the assets related to the Newport, KY pipe-coating facility that had been suspended while these assets were classified as "property held for resale." Gross margin for the fourth quarter of 2001 includes nonrecurring charges totaling $0.1 million related to the closing of the St. Marys, WV mine tie facility. Excluding these nonrecurring charges, the gross margin percentage for the fourth quarter of 2002 declined to 11.2% from 12.0%. The gross margin percentage for the Rail products' segment improved to 9.4% from 8.4% due to the Company's efforts to scale back certain unprofitable operations and improve efficiencies at already profitable operations. The gross margin percentage for the Construction segment improved slightly to 13.9% from 13.5% primarily due to the Company exiting its unprofitable sign structure business. Tubular products' gross margin percentage declined to 12.8% from 22.0% due to low volume inefficiencies at the plant facilities caused by the poor market conditions mentioned above.

Excluding the prior year's fourth quarter amortization of goodwill of $0.2 million, as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), and other non-recurring pretax charges of $0.3 million, selling and administrative expense increased 12.7%, or $0.8 million over the same period a year ago. *This change was due in part to bad debt recoveries* experienced in the fourth quarter of 2001. Interest expense decreased by 19.8% primarily as a result of more efficient asset utilization, which enabled the Company to reduce its corporate borrowings by $10.8 million, or 27.9% from the same period in 2001. Other expense (income) in the 2002 fourth quarter includes the $5.1 million charge related to the impairment of the Company's investment in and advances to its principal specialty trackwork supplier, mentioned above, and $0.2 million accrued dividend income on DM&E Preferred stock.

The income tax provision related to continuing operations for the fourth quarter of 2002 was 43.9%. The income tax provision related to continuing operations for the fourth quarter of 2001 was recorded at 42.0%. See Note 14, "Income Taxes," to the consolidated financial statements for more information.

The Year 2002 Compared to the Year 2001

For the year ended December 31, 2002, the Company recorded a loss from continuing operations of $5.0 million, or $0.53 per share on net sales of $258.0 million. This compares to income from continuing operations of $1.3 million, or $0.14 per share on net sales of $282.1 million for 2001. In 2002, a loss from the discontinued operations of Foster Technologies was recorded at $2.0 million, or $0.21 per share, compared to a loss of $0.7 million, or $0.07 per share in the prior year. See Note 5, "Discontinued Operations," for more details.

In addition to the previously mentioned fourth quarter 2002 non-cash charges, the twelve month results include a $4.4 million, net of tax, non-cash charge from the cumulative effect of a change in accounting principle. Other non-cash charges recorded in the first nine months of 2002 include $2.2 million ($1.3 million net of tax) related to mark-to-market accounting for derivative instruments as a result of the Company entering into a new credit agreement, and $1.8 million related to an "other than temporary" impairment of the Company's equity investment in its principal specialty trackwork supplier.

Results for 2001 included the following non recurring pretax charges related to the Company's plan to improve its financial performance: employee severance and facility exit costs of $0.9 million, asset impairments of $0.6 million, and other related costs of $0.4 million. Substantially all components of the restructuring charges were paid in the period incurred.

Rail products' 2002 net sales declined 11.6% to $128.2 million from the prior year. This decline in sales can be primarily attributed to a continued depressed market for rail distribution products and rail projects. In addition, management's decision to sell off large quantities of used rail inventory in 2001 contributed to an increase in 2001 rail sales. Despite the unavailability of steel sheet piling from the Company's supplier for most of 2002, Construction products' net sales increased 1.0% to $116.7 million from $115.6 million in 2001. The increase resulted from a strong year-end 2001 backlog of fabricated bridge products and the additional backlog received with the Greulich Bridge Products acquisition. The Company expanded its Bedford, PA fabricated bridge product facility to accommodate the increase in backlog. The start-up of precast concrete building production at the Company's new Hillsboro, TX facility also contributed to an increase in 2002 sales. Tubular products' net sales declined 38.5% due primarily to lower demand for pipe coating and threaded products. Spending for new pipeline capital projects has decreased significantly due to uncertainties in the energy markets.

Gross margin for the Company was 11.4% in 2002 compared to 11.9% in 2001. Excluding the current and prior years' non-recurring pretax charges of $0.8 million and $1.0 million, respectively, gross margin fell to 11.7% in 2002 from 12.2% in 2001. Rail products' gross margin improved to 9.9% from 8.8% in the prior year. Excluding non-recurring pretax charges in 2001, rail products' gross margin was 9.3%. The prior year was negatively impacted by costs associated with the shutdown of the Company's trackwork facility in Pomeroy, OH and the reduction of used rail inventory through low margin sales. Construction products' gross margin did not change from the prior year. Tubular products' gross margin declined to 18.4% from 23.6% due to low volume inefficiencies at plant facilities caused by poor market conditions.

Excluding the prior year's amortization of goodwill of $0.6 million and non-recurring pretax charges of $0.9 million, selling and administrative expense decreased by $0.5 million, or 1.7%. Other expense (income) includes $1.1 million accrued dividend income on DM&E Preferred stock and the previously mentioned non-cash charges of $2.2 million related to mark-to-market accounting for derivative instruments, and $6.9 million related to the impairment of the Company's investment in and advances to its principal specialty trackwork supplier. Interest expense declined 27.3% from the prior year as a result of the previously mentioned reduction in corporate borrowings. The income tax provision from continuing operations for 2002 was recorded at (34.2%) compared to 41.5% in the prior year. See Note 14, "Income Taxes," for more information.

The Year 2001 Compared to the Year 2000

Income from continuing operations in 2001 was $1.3 million or $0.14 per share on net sales of $282.1 million. This compares to income from continuing operations in 2000 of $3.7 million, or $0.39 per share, on net sales of $264.6 million. The loss from discontinued operations in 2000 included operating losses from the Monitor Group of $0.5 million and Foster Technologies of $0.6 million, and a $0.9 million gain on the sale of the Monitor Group.

Rail products' 2001 net sales were $145.1 million, an increase of 4.6% over the prior year, due primarily to increases in shipments of new rail products and concrete ties. Construction products' net sales increased to $115.6 million, an 8.8% improvement over the prior year. This increase in sales can be attributed primarily to sales of certain fabricated bridge products and precast concrete buildings, and an improved market for H-bearing pile. Tubular products' sales increased 7.9% to $21.1 million, in 2001. The sales improvement was primarily due to increased volume at the Company's Birmingham, AL pipe-coating facility.

The gross profit margin for the Company was 11.9% in 2001 compared to 14.3% in 2000. Rail products' gross margin declined to 8.8% from 12.1%, a 3.3 percentage point reduction from the previous year. The decline was primarily due to the competitive environment in the rail supply industry. Costs associated with the closing of the Company's Pomeroy, OH trackwork facility also reduced Rail products' margin. Construction products' 2001 gross profit declined to $16.2 million, a 3.1 percentage point reduction from the prior year. Sales of low margin piling products, and costs associated with the closing of the Company's Ephrata, PA sign structure plant and the start-up of the Company's Hillsboro, TX precast concrete buildings facility all contributed to the reduction in Construction products' margin. Tubular products' margin improved 6.1 percentage points in 2001, due primarily to greater efficiencies at the Birmingham, AL pipe-coating facility.

The 2001 results included the following pretax charges associated with the Company's previously mentioned plan to improve its financial performance: employee severance and facility exit costs of $0.9 million, asset impairments of $0.6 million, and other related costs of $0.4 million. Results for 2000 also included pretax charges as follows: employee severance and facility exit costs of $1.0 million, and asset impairments and other related costs of $0.3 million. This plan, along with reduced travel and entertainment expenditures, resulted in a 4.9% decline in selling and administrative expense during 2001. Other income in 2001consisted primarily of accrued dividend income on DM&E Preferred stock. The income tax provision for continuing operations in 2001 was recorded at 41.5% compared to 40.0% in 2000. See Note 14, "Income Taxes," for more information.

Liquidity and Capital Resources

The Company generates operational cash flow from the sale of inventory and the collection of accounts receivable. The Company's 2002 average turnover rate for accounts receivable improved compared to 2001, primarily due to higher turnover for receivables related to the Rail segment. The 2002 average turnover rate for inventory also improved compared to 2001. Again, the Rail segment showed the most improvement over the prior year. Working capital at December 31, 2002 was $46.7 million compared to $62.0 million at the end of 2001. Management's emphasis on improving working capital utilization was a primary factor in a $13.7 million reduction in accounts receivable from December 31, 2001 and a $10.4 million reduction in inventory for the same period.

The Company's Board of Directors has authorized the purchase of up to 1,500,000 shares of its Common stock at prevailing market prices. No purchases were made in 2002. During 2001, the Company purchased 25,000 shares at a cost of

$75,000. From August 1997 through December 31, 2002, the Company had repurchased 973,398 shares at a cost of approximately $5.0 million. The timing and extent of future purchases will depend on market conditions and options available to the Company for alternate uses of its resources.

Including the Greulich acquisition, discussed in "Other Matters," the Company had capital expenditures of approximately $6.9 million during 2002. Capital expenditures excluding acquisitions, in 2003, are expected to be approximately $5.0 million, and funded by cash flow from operations and available external financing sources.

A summary of the Company's required payments under financial instruments and other commitments are presented in the following table:

In thousands	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Cash Obligations					
Total debt including capital leases	$ 27,816	$ 825	$ 23,775	$ 378	$ 2,838
Operating lease obligations	8,728	3,119	4,029	1,543	37
Other Financial Commitments					
Standby letters of credit	2,762	2,762	—	—	—

On September 26, 2002, the Company entered into a new credit agreement with a syndicate of three banks led by PNC Bank, N.A. The new agreement provides for a revolving credit facility of up to $60.0 million in borrowings to support the Company's working capital and other liquidity requirements. The revolving credit facility, which matures in September 2005, is secured by substantially all of the inventory and trade receivables owned by the Company. Availability under this agreement is limited by the amount of eligible inventory and accounts receivable applied against certain advance rates. Proceeds from the new facility were used to repay and retire the Company's previous credit agreement, which was to mature in July 2003. Interest on the new credit facility is based on LIBOR plus a spread ranging from 1.75% to 2.5%.

The agreement includes financial covenants requiring a minimum net worth and a minimum fixed charge coverage ratio. The agreement also restricts investments, indebtedness, and the sale of certain assets. As of December 31, 2002, the Company was in compliance with all of the agreement's covenants.

Total revolving credit agreement borrowings at December 31, 2002 were $23.0 million, a decrease of $12.0 million from the end of the prior year. At December 31, 2002, the Company had approximately $11.6 million in unused borrowing commitment. Outstanding letters of credit at December 31, 2002 were approximately $2.8 million. The letters of credit expire annually and are subject to renewal. Management believes its internal and external sources of funds are adequate to meet anticipated needs.

Dakota, Minnesota & Eastern Railroad

The Company maintains a significant investment in the Dakota, Minnesota & Eastern Railroad Corporation (DM&E), a privately held, regional railroad, which controls over 2,500 miles of track in eight states.

At December 31, 2002, the Company's investment was comprised of $0.2 million of DM&E common stock, $1.5 million of Series B Preferred Stock and warrants, $6.0 million of Series C Preferred Stock and warrants, $0.8 million of Preferred Series C-1 Stock and warrants, and $0.5 million of Series D Preferred Stock and warrants.

On July 30, 2002, the DM&E announced the acquisition of a 1,400 mile regional railroad formerly owned by the I&M Rail Link, LLC. The Company participated in the financing of this acquisition with a $0.5 million investment in Series D Preferred Stock and warrants. On a fully diluted basis, the Company's ownership of the DM&E is approximately 13.6%. In addition, the Company has a receivable for accrued dividend income on Preferred Stock of approximately $3.7 million.

In June 1997, the DM&E announced its plan to build an extension from the DM&E's existing line into the low sulfur coal market of the Powder River Basin in Wyoming, and to rebuild approximately 600 miles of its existing track (the Project). The estimated cost of this project is expected to be in excess of $2.0 billion. The Project received final approval by the Surface Transportation Board (STB) in January 2002. Litigation has been initiated appealing the STB's approval of the Project. It is expected that the appeal will be decided during the third quarter of 2003. In addition, the State of South Dakota has elected to appeal a federal court decision to enjoin it from enforcing an eminent domain statute. No time frame for a decision is yet known.

If the Project proves to be viable, management believes that the value of the Company's investment in the DM&E could increase significantly. If the Project does not come to fruition, management believes that the value of the Company's investment is supported by the DM&E's existing business.

Other Matters

Specialty trackwork sales of the Company's Rail segment depend primarily on one supplier. In August 2000, the Company contributed a note, having a principal and interest value of approximately $2.7 million, to a limited liability company created by the Company and this trackwork supplier (the LLC) in exchange for a 30% ownership position. Of the $2.7 million initial investment, approximately $1.7 million represented goodwill. At January 1, 2002, the Company's net equity investment in the LLC, net of goodwill amortization prior to the adoption of SFAS 142, was approximately $1.9 million. During 2002, the Company recognized an impairment loss of the entire $1.9 million to write off this investment. The loss in value of this investment was driven by the continued deterioration of certain rail markets and was determined to be "other than temporary" based on discounted cash flow projections. Equity earnings from this investment during the three years ended December 31, 2002, 2001 and 2000 were immaterial.

The Company has historically advanced progress payments to its principal trackwork supplier for the purpose of supporting working capital requirements and funding raw material purchases and product fabrication costs for Company projects. The timing differential created by these cash flows has resulted in a significant asset related to these advances. At December 31, 2002 and 2001, the Company had advanced to the LLC approximately $5.4 million and $2.6 million, respectively. As a result of the operating and financial issues experienced by the LLC, concerns regarding the recoverability of the advances led management to conclude that a full reserve was necessary. A charge for this reserve was recorded in the fourth quarter of 2002. The Company acknowledges the risk of loss that exists relative to these advances and believes that substantial uncertainty exists relative to the Company's ability to realize any measurable amounts of these advances. During 2002, 2001 and 2000, the volume of business the trackwork supplier conducted with the Company was approximately, $13.4 million, $13.6 million, and $12.8 million, respectively. The Company has approximately $10.0 million of contractual supply obligations with certain customers related to specialty trackwork. If, for any reason, this supplier is unable to perform, it could have a negative impact on earnings and cash flows.

Operations at the Company's Newport, KY pipe coating facility were suspended in 1998 in response to unfavorable market conditions. In 1999, the Company recorded an impairment loss to reduce these assets to their anticipated market value. The anticipated 2002 sale of these assets did not materialize. Therefore, during the fourth quarter of 2002, the Company removed the "held for resale" designation of these assets, reclassified them as "in service", and immediately recorded a $0.8 million write-down to reflect depreciation not recorded while under the "held for resale" designation. The Company's efforts to sell these assets continues.

In 1998, the Company purchased assets, primarily comprised of intellectual property related to the business of supplying rail signaling and communication devices, for approximately $1.7 million. To date, this operation (Foster Technologies), headquartered in Canada, has not generated significant revenues. During the fourth quarter of 2002, the Company began negotiations for the sale of substantially all assets of this business. At December 31, 2002, the Company recorded an impairment charge of approximately $0.7 million for the excess of the book value over the expected realizable value. In February 2003, the Company sold assets related to this business for $0.3 million.

The Company sold all of the assets related to its St. Marys, WV mine tie operation in the fourth quarter of 2002 for $0.2 million, and recorded a nominal gain on this sale.

On January 4, 2002, the Company acquired substantially all of the equipment, inventory, intellectual property, and customer backlog of the Greulich Bridge Products Division of Harsco Corporation. The purchase price of approximately $2.2 million consisted of: equipment of $1.0 million, inventory (net of trade payables) of $0.5 million, intangible assets of $0.5 million, and goodwill of $0.2 million. These assets are being utilized in the Company's fabricated bridge products operations in the Construction products' segment, and the results of operations of these assets have been included in the consolidated financial statements since the date of the acquisition.

Management continues to evaluate the overall performance of its operations. A decision to downsize or terminate an existing operation could have a material adverse effect on near-term earnings but would not be expected to have a material adverse effect on the financial condition of the Company.

Outlook

The Company is TXI Chaparral's exclusive distributor of steel sheet piling. Steel sheet piling production commenced in 2001 at TXI Chaparral's Petersburg, VA facility, but the quantity produced had not materially impacted results for 2002 or 2001. In December 2002, the Company announced the availability of a full range of Z-pile sheet piling products. The Company expects the availability of Z-piling to have a positive effect on 2003 earnings for the Construction products segment. However, if TXI Chaparral fails to produce substantial quantities of Z-piling products, earnings could be adversely impacted.

The Company's CXT subsidiary and Allegheny Rail Products division are dependent on one customer, which is a Class I railroad, for a significant portion of their business. CXT has a contract with this railroad for a minimum of 420,000 concrete ties per contract year, expiring in September of 2003. The Company is currently negotiating a renewal of this contract with the railroad. If this contract is not renewed, it could have a negative impact on the operating results of the Company. In addition, a substantial portion of the Company's operations is heavily dependent on



governmental funding of infrastructure projects. Significant changes in the level of government funding of these projects or the failure to negotiate contract renewals could have a favorable or unfavorable impact on the operating results of the Company. Additionally, governmental actions concerning taxation, tariffs, the environment or other matters could impact the operating results of the Company. The Company's operating results may also be affected by adverse weather conditions.

Although backlog is not necessarily indicative of future operating results, total Company backlog at December 31, 2002 was approximately $109.1 million. The following table provides the backlog by business segment:

	December 31,		
In thousands	**2002**	2001	2000
Backlog:			
Rail Products	$ 45,371	$ 64,641	$ 86,351
Construction Products	59,774	59,808	52,779
Tubular Products	3,995	1,307	2,219
Total Backlog	$ 109,140	$ 125,756	$ 141,349

The reduction in Rail segment backlog reflects the weakness in the current rail market as well as the absence of firm renewal commitments on contracts under negotiation.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstance. Application of these accounting principles requires management to make estimates that affect the reported amount of assets, liabilities, revenues, and expenses, and the related disclosure of contingent assets and liabilities. The following critical accounting policies related to the Company's more significant judgments and estimates used in the preparation of its consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Asset Impairment—The Company is required to test for asset impairment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) in order to determine whether or not an asset is impaired. This Statement indicates that if the sum of the future expected cash flows associated with an asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset. The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" as it is highly susceptible to change from period to period, because it requires management to make assumptions about cash flows over future years. These assumptions impact the amount of an impairment, which would have an impact on the income statement. Management's assumptions about future cash flows require significant judgment because actual operating levels have fluctuated in the past and are expected to do so in the future.

During the fourth quarter of 2002, as a result of an ongoing evaluation of Foster Technologies, the Company's rail signaling and communication device business, the Company determined that it would pursue a potential sale of the business technology and long-lived assets. Utilizing a negotiated sales price as an indicator of fair market value for these assets, the Company determined that an impairment of $0.7 million was required and recorded this charge in the fourth quarter of 2002.

Goodwill—Beginning in fiscal year 2002, goodwill is required to be evaluated annually for impairment, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (SFAS 142). SFAS 142 requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, which requires that the fair value of the reporting unit be compared to its book value. If the fair value is higher than the book value, no impairment occurs. If the fair value is lower than the book value, step two must be performed. Step two requires measurement of the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. The resulting fair value is then compared to the carrying value of goodwill. If the implied fair value of the goodwill is lower than the carrying value of the goodwill, an impairment must be recorded.

The Company believes that the accounting estimate related to the goodwill impairment is a "critical accounting estimate" because the underlying assumptions used for the discounted cash flow can change from period to period and these changes could cause a material impact to the income statement. Management's assumptions about discount rates, inflation rates and other internal and external economic conditions, such as expected growth rate, require significant judgment regarding fluctuating rates and anticipated future revenues. Additionally, SFAS 142 requires that the goodwill be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated.

As discussed in the notes to the consolidated

financial statements, goodwill recorded in the Company's Rail and Construction segments was analyzed for impairment with the implementation of SFAS 142. The fair value of the goodwill associated with these segments was estimated using discounted cash flow methodologies and market comparable information. Based on the analysis, the implied fair value of the goodwill for certain product groups within these segments was less than the book value recorded for the goodwill. Therefore, the Company recognized a pretax impairment charge of $4.9 million, representing a complete write-off of goodwill for those product groups for which an impairment was determined to exist. In the fourth quarter of 2002, the Company performed the required annual impairment test of the carrying amount of goodwill for the product groups and concluded that no further impairment was required.

Prior to the adoption of SFAS 142, the Company assessed the impairment of goodwill whenever events or changes in circumstances indicated that the carrying value might not be recoverable. No such events or indicators occurred, as prescribed by previous accounting guidance, which required the Company to perform such an assessment.

Allowance for Bad Debts—The Company's operating segments encounter risks associated with the collection of accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company reviews its accounts receivable aging and calculates an allowance through application of historic reserve factors to overdue receivables. This calculation is supplemented by specific account reviews performed by the Company's credit department. As necessary, the application of the Company's allowance rates to specific customers are reviewed and adjusted to more accurately reflect the credit risk inherent within that customer relationship. The reserve is reviewed for reasonableness on a monthly basis. An account receivable is written off against the allowance when management determines it is uncollectible.

The Company believes that the accounting estimate related to the allowance for bad debts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and the allowance could potentially cause a material impact to the income statement and working capital. Specific customer circumstances and general economic conditions may vary significantly from management's assumptions and may impact expected earnings. At December 31, 2002, the Company maintained an allowance for bad debts of $1.1 million, and, for the year ended December 31, 2002, the Company recognized bad debt expense of $0.3 million.

Pension Plans—The calculation of the Company's net periodic benefit cost (pension expense) and benefit obligation (pension liability) associated with its defined benefit pension plans (pension plans) requires the use of a number of assumptions that the Company deems to be "critical accounting estimates." Changes in these assumptions can result in different pension expense and liability amounts, and future actual experience can differ significantly from the assumptions. The Company believes that the two most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate.

The expected long-term rate of return reflects the average rate of earnings expected on funds invested or to be invested in the pension plans to provide for the benefits included in the pension liability. The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon information available to the Company at that time, including the plan's investment mix and the forecasted rates of return on these types of securities. Any differences between actual experience and assumed experience are deferred as an unrecognized actuarial gain or loss. The unrecognized actuarial gains or losses are amortized in accordance with Statement No. 87. Although the long-term rate is intended to be fairly consistent, the Company has reevaluated and reduced the rate in 2002. The expected long-term rates of return determined by the Company for 2002 and 2001 were 7.75% and 8.00%, respectively. Pension expense increases as the expected long-term rate of return decreases. Therefore, the decline in this assumption had the effect of increasing the Company's pension obligation and future pension expense.

The assumed discount rate reflects the current rate at which the pension benefits could effectively be settled. In estimating that rate, Statement No. 87 requires that the Company looks to rates of return on high quality, fixed income investments. The Company discounted its future pension liabilities using rates of 6.75% and 7.00% as of December 31, 2002 and 2001, respectively. The Company's pension liability increases as the discount rate is reduced. Therefore, the decline in this assumption had the effect of increasing the Company's pension obligation and future pension expense.

Deferred Tax Assets—The recognition of deferred tax assets requires management to make judgments regarding the future realization of these assets. As prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109), valuation allowances must be provided for those deferred tax assets for which it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. SFAS 109 requires management to evaluate positive and negative evidence regarding the recoverability of deferred tax assets. Determination of whether the positive evidence outweighs the negative and quantification of the valuation allowance requires management to make estimates and judgments of future financial results. The Company believes that these estimates and judgments are "critical accounting estimates." Cumulative losses in recent periods and other negative evidence further complicate these assessments.

The Company's financial results in recent periods have generated operating loss carryforwards, particularly with regard to the operations of the Company's discontinued foreign operation, Foster Technologies. Management has determined that it is more likely than not that the Company may not realize a portion of the deferred tax assets generated by these losses. Therefore, the Company has provided a valuation allowance for this deferred tax asset. At December 31, 2002, the Company maintained net operating loss carryforwards and a valuation allowance of $2.7 million and $2.6 million, respectively. See Note 14, "Income Taxes." The Company's future ability to realize the tax benefit from these net operating loss carryforwards may affect the Company's reported income tax expense (benefit) and net income.

New Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), effective for fiscal years beginning after June 15, 2002. SFAS 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets. The obligations affected are those for which there is a legal obligation to settle as a result of existing or enacted law. The Company does not believe this standard will impact its consolidated financial statements.

In August 2001 the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), effective for fiscal years beginning after December 31, 2001. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), and provides a single accounting model for long-lived assets to be disposed of. On January 1, 2002, the Company adopted SFAS 144 and the adoption did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. This statement supercedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. The Company does not expect this standard to have a material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51", (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial conditions. The Company has not identified any off balance sheet arrangements for which consolidation under FIN 46 is reasonably possible.

Market Risk and Risk Management Policies

The Company uses derivative financial instruments to manage interest rate exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps. Effective September 26, 2002, in conjunction with the Company's debt refinancing, the Company discontinued cash flow hedge accounting treatment for its interest rate collars and recorded a cumulative charge to reflect mark-to-market accounting. The application of mark-to-market accounting for the year ended December 31, 2002 has resulted in the recognition of a non-cash charge of $2.2 million which is recorded in other expense (income) on the Consolidated Statements of Operations. The Company continues to apply cash flow hedge accounting to its other interest rate swap.

The Company recognizes all derivative instruments on the balance sheet at fair value. Fluctuations in the fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income, and reclassified into earnings as the underlying hedged items affect earnings. To the extent that a change in interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately.

The Company attempts to maintain a reasonable balance between fixed-rate and floating-rate debt to keep financing costs as low as possible. The Company's primary source of variable-rate debt comes from its revolving credit agreement (See Note 8 to the consolidated financial statements). At December 31, 2002, the Company had approximately $23.0 million of floating rate debt outstanding under this agreement with an average interest rate of approximately 3.84%. While not specifically correlated with the revolving credit agreement, the Company maintains an economic hedge of this variable rate through the maintenance of two interest rate collar agreements with a weighted average minimum annual interest rate of 4.99% to a maximum weighted average annual interest rate of 5.42% (See Note 9 to the consolidated financial statements). As discussed in Note 9, these derivatives do not qualify for hedge accounting, as defined by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Since the interest rate on this debt floats with the short-term market rate of interest, the Company is exposed to the risk that these interest rates may decrease below the minimum annual interest rates on the two interest rate collar agreements. The effect of a 1% decrease in rate of interest below the 4.99% weighted average minimum annual interest rate on $23.0 million of outstanding floating rate debt would result in increased annual interest costs of approximately $0.2 million.

The Company is not subject to significant exposures to changes in foreign currency exchange rates.

Forward-Looking Statements

Statements relating to the potential value or viability of the DM&E or the Project, or management's belief as to such matters, are forward-looking statements and are subject to numerous contingencies and risk factors. The Company has based its assessment on information provided by the DM&E and has not independently verified such information. In addition to matters mentioned above, factors which can adversely affect the value of the DM&E, its ability to complete the Project or the viability of the Project include the following: labor disputes, the outcome of certain litigation, any inability to obtain necessary environmental and government approvals for the Project in a timely fashion, the DM&E's ability to continue to obtain interim funding to finance the Project, the expense of environmental mitigation measures required by the Surface Transportation Board, an inability to obtain financing for the Project, competitors' response to the Project, market demand for coal or electricity and changes in environmental laws and regulations.

The Company wishes to caution readers that various factors could cause the actual results of the Company to differ materially from those indicated by forward-looking statements made from time to time in news releases, reports, proxy statements, registration statements and other written communications (including the preceding sections of this Management's Discussion and Analysis), as well as oral statements, such as references made to future profitability, made from time to time by representatives of the Company. The inability to negotiate the sale of certain assets could result in an impairment in future periods. The inability to successfully negotiate a new sales contract with a current Class I railroad customer could have a negative impact on the operating results of the Company. Except for historical information, matters discussed in such oral and written communications are forward-looking statements that involve risks and uncertainties, including but not limited to general business conditions, the availability of material from major suppliers, the impact of competition, the seasonality of the Company's business, the adequacy of internal and external sources of funds to meet financing needs, taxes, inflation and governmental regulations. Sentences containing words such as "anticipates," "expects," or "will" generally should be considered forward-looking statements.



David J. Russo
Senior Vice President, Chief Financial Officer and Treasurer



Linda K. Patterson
Controller

Stock Market Information

The Company had 762 common shareholders of record on January 31, 2003. Common stock prices are quoted daily through the National Association of Security Dealers, Inc. in its over-the-counter NASDAQ quotation service (Symbol FSTR). The quarterly high and low bid price quotations for common shares (which represent prices between broker-dealers and do not include markup, markdown or commission and may not necessarily represent actual transactions) follow:

	2002		2001	
Quarter	High	Low	High	Low
First	$ 6.07	$ 4.62	$ 3.65	$ 2.63
Second	6.05	5.03	4.30	3.40
Third	5.83	3.86	4.45	3.47
Fourth	4.64	3.75	5.00	4.10

Dividends

No cash dividends were paid on the Company's Common stock during 2002 and 2001.

The following table sets forth information as of December 31, 2002 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

	(I)	(II)	(III)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under plans [excluding securities listed in column (I)]
Equity compensation plans approved by shareholders	1,535,500	$4.27	182,550
Equity compensation plans not approved by shareholders	—	—	—
Total	*1,535,500*	*$4.27*	*182,550*

The Company has awarded shares of its common stock to its outside directors on a biannual basis since June, 2000 under an arrangement not approved by the Company's shareholders. A total of 22,984 shares of common stock have been so awarded. The Company does not contemplate issuing additional shares under this program and has submitted for shareholder approval at the Company's 2003 Annual Shareholders' Meeting a new plan under which outside directors will receive 2,500 shares of the Company's common stock at each annual shareholder meeting at which such outside director is elected or re-elected, commencing with the Company's 2003 Annual Shareholders' Meeting.

Selected Financial Data

All amounts are in thousands, except per share data

Income Statement Data	Year Ended December 31, 2002(1)	2001(2)(3)	2000(2)(4)	1999(2)	1998(2)(5)
Net sales	**$ 257,950**	$ 282,119	$ 264,614	$ 241,902	$ 219,412
Operating profit	**2,992**	5,098	7,960	10,078	8,758
(Loss) income from continuing operations	**(5,029)**	1,303	3,743	5,091	5,230
Loss from discontinued operations, net of tax	**(2,005)**	(666)	(253)	(2,588)	(853)
Cumulative effect of change in accounting principle	**(4,390)**	—	—	—	—
Net (loss) income	**(11,424)**	637	3,490	2,503	4,377
Basic (loss) earnings per common share:					
Continuing operations	**(0.53)**	0.14	0.39	0.53	0.53
Discontinued operations	**(0.21)**	(0.07)	(0.03)	(0.27)	(0.09)
Cumulative effect of change in accounting principle	**(0.46)**	—	—	—	—
Basic (loss) earnings per common share	**(1.20)**	0.07	0.37	0.26	0.44
Diluted (loss) earnings per common share:					
Continuing operations	**(0.53)**	0.14	0.39	0.51	0.52
Discontinued operations	**(0.21)**	(0.07)	(0.03)	(0.26)	(0.09)
Cumulative effect of change in accounting principle	**(0.46)**	—	—	—	—
Diluted (loss) earnings per common share	**(1.20)**	0.07	0.37	0.25	0.43

Balance Sheet Data	December 31, 2002	2001	2000	1999	1998
Total assets	**$ 133,984**	$ 160,042	$ 177,147	$ 164,731	$ 119,434
Working capital	**46,694**	62,011	71,477	67,737	54,604
Long-term debt	**26,991**	32,758	43,484	44,136	13,829
Stockholders' equity	**66,013**	77,145	77,359	74,650	73,494

(1) 2002 includes the following non-cash charges: a $5,050,000 write-down of advances made to the Company's principal specialty trackwork supplier which are not expected to be recovered; a $1,893,000 charge related to an "other than temporary" impairment of the Company's equity investment in that trackwork supplier; a $765,000 charge for depreciation expense from assets that had been classified as held for resale, but the sale did not materialize; a $660,000 impairment charge to adjust assets related to the Company's rail signaling business, classified as a discontinued operation, to their expected fair value; a $4,390,000, net of tax, charge from the cumulative effect of a change in accounting principle as a result of the adoption of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets;" and a $2,232,000 charge related to mark-to-market accounting for derivative instruments.

(2) 2001, 2000, 1999 and 1998 were restated to reflect the classification of the Company's rail signaling business as a discontinued operation.

(3) 2001 includes pretax charges of approximately $1,879,000 related to the Company's plan to consolidate sales and administrative functions and plant operations.

(4) 2000 includes pretax charges of approximately $1,349,000 related to the Company's plan to consolidate sales and administrative functions and plant operations; a pretax gain of approximately $800,000 on the sale of an undeveloped 62-acre property located in Houston, TX; and an after-tax gain on the sale of the Monitor Group, classified as a discontinued operation, of $900,000.

(5) In 1998, the Company recognized a pretax gain on the sale of the Fosterweld division of the Tubular segment of approximately $1,700,000; a write-down of approximately $900,000 on property subject to a sale negotiation; and a provision for losses of approximately $900,000 relating to certain sign structure contracts in the Construction segment.

ASSETS

In thousands	2002	2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 3,653	$ 4,222
Accounts receivable–net	39,363	53,036
Inventories–net	32,925	43,369
Current deferred tax assets	1,494	1,491
Other current assets	696	806
Property held for resale	—	1,333
Current assets of discontinued operations	138	111
Total Current Assets	78,269	104,368
PROPERTY, PLANT AND EQUIPMENT–NET	36,083	33,819
ASSETS OF DISCONTINUED OPERATIONS	196	1,037
OTHER ASSETS:		
Goodwill and other intangibles–net	1,089	5,550
Investments	12,718	11,104
Deferred tax assets	4,454	1,184
Other assets	1,175	2,980
Total Other Assets	19,436	20,818
TOTAL ASSETS	$ 133,984	$ 160,042

LIABILITIES AND STOCKHOLDERS' EQUITY

In thousands, except share data		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 825	$ 809
Short-term borrowings	—	5,000
Accounts payable–trade	24,094	29,269
Accrued payroll and employee benefits	2,413	2,545
Current deferred tax liabilities	1,474	1,201
Other accrued liabilities	2,695	3,524
Liabilities of discontinued operations	74	9
Total Current Liabilities	31,575	42,357
LONG-TERM DEBT	26,991	32,758
DEFERRED TAX LIABILITIES	4,195	4,968
OTHER LONG-TERM LIABILITIES	5,210	2,814
COMMITMENTS AND CONTINGENT LIABILITIES *(Note 17)*		
STOCKHOLDERS' EQUITY:		
Common stock, issued 10,228,739 shares in 2002 and 2001	102	102
Paid-in capital	35,143	35,233
Retained earnings	35,208	46,632
Treasury stock–at cost, Common stock, 703,822 shares in 2002 and 762,613 shares in 2001	(3,629)	(3,926)
Accumulated other comprehensive loss	(811)	(896)
Total Stockholders' Equity	66,013	77,145
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 133,984	$ 160,042

See Notes to Consolidated Financial Statements.

In thousands, except per share data	**2002**	2001	2000
NET SALES	**$ 257,950**	$ 282,119	$ 264,614
COSTS AND EXPENSES:			
Cost of goods sold	**228,483**	248,623	226,780
Selling and administrative expenses	**26,475**	28,398	29,874
Interest expense	**2,592**	3,564	4,227
Other expense (income):			
Impairment of equity investment and advances	**6,943**	—	—
Other	**1,097**	(694)	(2,506)
	265,590	279,891	258,375
(LOSS) INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**(7,640)**	2,228	6,239
INCOME TAX (BENEFIT) EXPENSE	**(2,611)**	925	2,496
(LOSS) INCOME FROM CONTINUING OPERATIONS, BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**(5,029)**	1,303	3,743
DISCONTINUED OPERATIONS (SEE NOTE 5):			
LOSS FROM DISCONTINUED OPERATIONS	**(2,005)**	(1,134)	(422)
INCOME TAX BENEFIT	—	(468)	(169)
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	**(2,005)**	(666)	(253)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX	**(4,390)**	—	—
NET (LOSS) INCOME	**$ (11,424)**	$ 637	$ 3,490
BASIC AND DILUTED (LOSS) EARNINGS PER COMMON SHARE:			
FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**$ (0.53)**	$ 0.14	$ 0.39
FROM DISCONTINUED OPERATIONS, NET OF TAX	**(0.21)**	(0.07)	(0.03)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**(0.46)**	—	—
NET (LOSS) EARNINGS PER COMMON SHARE	**$ (1.20)**	$ 0.07	$ 0.37

See Notes to Consolidated Financial Statements.



In thousands	**2002**	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
(Loss) income from continuing operations	**$ (5,029)**	$ 1,303	$ 3,743
Adjustments to reconcile net (loss) income to net cash provided (used) by operating activities:			
Deferred income taxes	**(3,290)**	12	(442)
Depreciation and amortization	**5,851**	5,414	5,114
Loss (gain) on sale of property, plant and equipment	**42**	41	(879)
Impairment of equity investment and advances	**6,943**	—	—
Unrealized loss on derivative mark-to-market	**2,232**	—	—
Change in operating assets and liabilities:			
Accounts receivable	**13,646**	4,597	(4,494)
Inventories	**8,531**	16,393	(14,205)
Other current assets	**110**	(442)	611
Other noncurrent assets	**(3,689)**	44	1,258
Accounts payable–trade	**(5,370)**	(3,669)	8,499
Accrued payroll and employee benefits	**(132)**	(638)	(149)
Other current liabilities	**(829)**	(293)	1,001
Other liabilities	**324**	(110)	(166)
Net Cash Provided (Used) by Continuing Operations	**19,340**	22,652	(109)
Net Cash (Used) Provided by Discontinued Operations	**(1,126)**	(564)	628
Net Cash Provided by Operating Activities	**18,214**	22,088	519
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from the sale of property, plant and equipment	**483**	219	2,428
Capital expenditures on property, plant and equipment	**(4,724)**	(4,807)	(4,063)
Purchase of DM&E stock	**(500)**	(800)	—
Acquisition of business	**(2,214)**	—	—
Net Cash Used by Investing Activities	**(6,955)**	(5,388)	(1,635)
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Repayments) proceeds of revolving credit agreement borrowings	**(12,000)**	(11,500)	1,500
Exercise of stock options and stock awards	**207**	85	185
Treasury share transactions	**—**	(75)	(901)
Repayments of long-term debt	**(54)**	(945)	(1,207)
Net Cash Used by Financing Activities	**(11,847)**	(12,435)	(423)
Effect of exchange rate changes on cash	**19**	(43)	(19)
Net (Decrease) Increase in Cash and Cash Equivalents	**(569)**	4,222	(1,558)
Cash and Cash Equivalents at Beginning of Year	**4,222**	—	1,558
Cash and Cash Equivalents at End of Year	**$ 3,653**	$ 4,222	$ —
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest Paid	**$ 2,791**	$ 3,986	$ 4,266
Income Taxes Paid	**$ 749**	$ 713	$ 1,932

During 2002, 2001 and 2000, the Company financed certain capital expenditures totaling $1,303,000, $102,000 and $340,000, respectively, through the execution of capital leases.

See Notes to Consolidated Financial Statements.

In thousands, except share data	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2000	$ 102	$ 35,377	$ 42,505	$ (3,364)	$ 30	$ 74,650
Net income			3,490			3,490
Other comprehensive loss net of tax:						
Foreign currency translation adjustment					(45)	(45)
Minimum pension liability adjustment					(20)	(20)
Comprehensive income						3,425
Exercise of options to purchase 35,500 shares of Common stock		(71)		256		185
Treasury stock purchases of 223,100 shares				(901)		(901)
Balance, December 31, 2000	102	35,306	45,995	(4,009)	(35)	77,359
Net income			637			637
Other comprehensive loss net of tax:						
Foreign currency translation adjustment					(24)	(24)
Minimum pension liability adjustment					(200)	(200)
Cumulative transition adjustment of a change in accounting principle					(48)	(48)
Unrealized derivative losses on cash flow hedges					(589)	(589)
Comprehensive loss						(224)
Issuance of 28,014 Common shares		(73)		158		85
Treasury stock purchases of 25,000 shares				(75)		(75)
Balance, December 31, 2001	102	35,233	46,632	(3,926)	(896)	77,145
Net loss			(11,424)			(11,424)
Other comprehensive loss net of tax:						
Foreign currency translation adjustment					(17)	(17)
Minimum pension liability adjustment					(434)	(434)
Unrealized derivative losses on cash flow hedges					(686)	(686)
Reclassification adjustment for derivative losses included in net losses					1,222	1,222
Comprehensive loss						(11,339)
Issuance of 58,791 Common shares		(90)		297		207
Balance, December 31, 2002	**$ 102**	**$ 35,143**	**$ 35,208**	**$ (3,629)**	**$ (811)**	**$ 66,013**

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1.

Summary of Significant Accounting Policies

Basis of financial statement presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions have been eliminated. The term "Company" refers to L. B. Foster Company and its subsidiaries, as the context requires.

Cash equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Inventories

Inventories are generally valued at the lower of the last-in, first-out (LIFO) cost or market. Approximately 24% in 2002 and 18% in 2001, of the Company's inventory is valued at average cost or market, whichever is lower. The reserve for slow-moving inventory is reviewed and adjusted regularly, based upon product knowledge, physical inventory observation, and the age of the inventory.

Property, plant and equipment

Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments which substantially extend the useful life of the property are capitalized. Upon sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of 30 to 40 years for buildings and 3 to 10 years for machinery and equipment. Leasehold improvements are amortized over 2 to 7 years which represent the lives of the respective leases or the lives of the improvements, whichever is shorter. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Allowance for doubtful accounts

Judgement is required to assess the ultimate realization of the Company's accounts receivable, including assessing the probability of collection and the credit-worthiness of certain customers. Reserves for uncollectible accounts are recorded as part of selling, general and administrative expense on the Statements of Consolidated Operations. The Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company reviews its accounts receivable aging and calculates an allowance through application of historic reserve factors to overdue receivables. This calculation is supplemented by specific account reviews performed by the Company's credit department. As necessary, the application of the Company's allowance rates to specific customers are reviewed and adjusted to more accurately reflect the credit risk inherent within that customer relationship. The reserve is reviewed for reasonableness on a monthly basis.

Goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 establishes new accounting and reporting requirements for goodwill and intangible assets, including new measurement techniques for evaluating the recoverability of such assets. Under SFAS 142, all goodwill amortization ceased as of January 1, 2002. Goodwill attributable to each of the Company's reporting units was tested for impairment by comparing the fair value of each reporting unit with its carrying value. As a result of the adoption of SFAS 142, the Company recognized a total pre-tax charge of $4,931,000, of which $3,664,000 related to the Rail products segment (primarily from the 1999 acquisition of CXT Incorporated), and $1,267,000 related to the Construction products segment (from the 1997 acquisition of the Precise Fabricating Corporation). The fair values of these reporting units were determined using discounted cash flows based on the projected financial information of the reporting units. On an ongoing basis (absent of any impairment indicators), the Company expects to perform its impairment tests during the fourth quarter.

Under SFAS 142, the impairment charge recognized at adoption is reflected as a cumulative effect of a change in accounting principle, effective January 1, 2002. Impairment adjustments recognized on an ongoing basis are generally recognized as a component of continuing operations.

The carrying amount of goodwill attributable to each segment, after the non-cash charges for the adoption of SFAS 142 at January 1, 2002 is detailed as follows:

In thousands	Rail Products Segment	Construction Products Segment	Tubular Products Segment	Total
Balance as of December 31, 2001	$ 3,664	$ 1,467	—	$ 5,131
Goodwill Impairment–January 1, 2002	(3,664)	(1,267)	—	(4,931)
Goodwill Acquired–Greulich Bridge	—	150	—	150
Balance as of December 31, 2002	—	$350	—	$ 350

As required by SFAS 142, the Company reassessed the useful lives of its identifiable intangible assets and determined that no changes were required. As the Company has no indefinite lived intangible assets, all intangible assets will continue to be amortized over their remaining useful lives ranging from 5 to 10 years, with a total weighted average amortization period of less than seven years. The components of the Company's intangible assets are as follows:

	December 31, 2002		December 31, 2001	
In thousands	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Licensing agreements	$ 400	$ (87)	$ 375	$ (23)
Non-compete agreements	350	(70)	—	—
Patents	200	(54)	100	(33)
Total	$ 950	$ (211)	$ 475	$ (56)

Amortization expense for the year ended December 31, 2002, 2001 and 2000 was $155,000, $61,000 and $43,000, respectively. Future estimated amortization expense is as follows:

In thousands		Estimated Amortization Expense
For the year ended December 31,		
	2003	$ 155
	2004	155
	2005	155
	2006	155
	Thereafter	119

Had the Company been accounting for goodwill under SFAS 142 for all periods presented, the Company's net (loss) income and basic and diluted (loss) earnings per common share for the years ended December 31, 2002, 2001 and 2000 would have been as follows:

In thousands, except per share amounts	**2002**	2001	2000
Reported net (loss) income	**$ (11,424)**	$ 637	$ 3,490
Goodwill amortization, net of tax	—	423	372
Adjusted net (loss) income	**$ (11,424)**	$ 1,060	$ 3,862
Basic (loss) earnings per common share:			
Reported net (loss) income	**$ (1.20)**	$ 0.07	$ 0.37
Goodwill amortization, net of tax	—	0.04	0.04
Adjusted basic (loss) earnings per common share	**$ (1.20)**	$ 0.11	$ 0.41
Diluted (loss) earnings per common share:			
Reported net (loss) income	**$ (1.20)**	$ 0.07	$ 0.37
Goodwill amortization, net of tax	—	0.04	0.04
Diluted (loss) earnings per common share	**$ (1.20)**	$ 0.11	$ 0.40

Environmental remediation and compliance

Environmental remediation costs are accrued when the liability is probable and costs are estimable. Environmental compliance costs, which principally include the disposal of waste generated by routine operations, are expensed as incurred. Capitalized environmental costs are depreciated, when appropriate, over their useful life.

Earnings per share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average of common shares outstanding during the year. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options utilizing the treasury stock method.

Revenue recognition

The Company's revenues are composed of product sales and products and services provided under long-term contracts. The Company recognizes revenue upon shipment of material from stock inventory or upon billing of material shipped directly to the customer from a Company vendor. Title passes to the customer upon shipment. Revenue is reported net of freight for sales from stock inventory and direct shipments. Freight recorded for the years ended December 31, 2002, 2001 and 2000 amounted to $11,340,000, $11,332,000 and $8,903,000, respectively. Revenues from long-term contracts are generally recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. For certain products, the percentage of completion is based upon actual labor and engineering costs to estimated total labor and engineering costs. For certain other products, the Company recognizes revenues based upon the units delivered compared to total units ordered by the customer.

As certain long-term contracts extend over one or more years, revisions to estimates of costs and profits are reflected in the accounting period in which the facts that require the revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized on the financial statements. The Company has historically made reasonable dependable estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Revenue from contract change orders and claims is recognized when the settlement is probable and the amount can be reasonably estimated. Contract costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance. Costs in excess of billings, and billings in excess of costs are classified as a current asset.

Fair value of financial instruments

The Company's financial instruments consist of accounts receivable, accounts payable, short-term and long-term debt, and interest rate agreements.

The carrying amounts of the Company's financial instruments at December 31, 2002 and 2001 approximate fair value.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-based compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123" (SFAS 148) effective for fiscal years ending after December 31, 2002 and for interim periods beginning after December 15, 2002. This statement amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company has adopted the disclose-only provisions of SFAS 123, but applies the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized.

The following table illustrates the effect on the Company's (loss) income from continuing operations and (loss) earnings per share had compensation expense for the Company's stock option plans been applied using the method required by SFAS 123. Refer to Note 12, "Stock Options," for more information regarding stock based compensation.

In thousands, except per share amounts	**2002**	2001	2000
Net (loss) income from continuing operations, as reported	**$ (5,029)**	$ 1,303	$ 3,743
Add: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**270**	260	315
Pro forma (loss) income from continuing operations	**$ (5,299)**	$ 1,043	$ 3,428
(Loss) earnings per share from continuing operations:			
Basic and diluted, as reported	**$ (0.53)**	$ 0.14	$ 0.39
Basic and diluted, pro forma	**$ (0.56)**	$ 0.11	$ 0.36

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments to manage interest rate exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps. Effective September 26, 2002, in conjunction with the Company's debt refinancing, the Company discontinued cash flow hedge accounting treatment for its interest rate collars and has applied mark-to-market accounting prospectively. Adjustments in the fair value of these instruments are recorded as Other Expense (Income). The Company continues to apply cash flow hedge accounting to the interest rate swap.

At contract inception, the Company designates its derivative instruments as hedges. The Company recognizes all derivative instruments on the balance sheet at fair value. Fluctuations in the fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income, and reclassified, as adjustments to interest expense, as the underlying hedged items affect earnings. To the extent that a change in interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately.

The Company is not subject to significant exposures to changes in foreign currency exchange rates. The Company does, however, hedge the cash flows of operations of its Canadian subsidiary. The Company manages its exposures to changes in foreign currency exchange rates on firm sales and purchase commitments by entering into foreign currency forward contracts. The Company's risk management objective is to reduce its exposure to the effects of changes in exchange rates on these transactions over the duration of the transactions. At December 31, 2002 and 2001, the Company did not have any foreign currency forward contracts outstanding.

New accounting pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), effective for fiscal years beginning after June 15, 2002. SFAS 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets. The obligations affected are those for which there is a legal obligation to settle as a result of existing or enacted law. The Company does not believe this standard will impact its consolidated financial statements.

In August 2001 the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), effective for fiscal years beginning after December 31, 2001. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), and provides a single accounting model for long-lived assets to be disposed of. On January 1, 2002, the Company adopted SFAS 144 and the adoption did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. This statement supercedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. The Company does not expect this standard to have a material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51", (FIN 46). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition. The Company has not identified any off balance sheet arrangements for which consolidation under FIN 46 is reasonably possible.

Note 2.
Accounts Receivable

Accounts receivable at December 31, 2002 and 2001 are summarized as follows:

In thousands	**2002**	2001
Trade	**$ 40,357**	$ 53,542
Allowance for doubtful accounts	**(1,063)**	(812)
Other	**69**	306
	$ 39,363	$ 53,036

The increase in current year reserves is due to fully reserved accounts. Bad debt expense (income) was $256,000, $(20,000), and $108,000 in 2002, 2001 and 2000, respectively.

The Company's customers are principally in the Rail, Construction and Tubular segments of the economy. As of December 31, 2002 and 2001, trade receivables, net of allowance for doubtful accounts, from customers in these markets were as follows:

In thousands	**2002**	2001
Rail	**$ 19,016**	$ 28,158
Construction	**18,793**	22,732
Tubular	**1,485**	1,840
	$ 39,294	$ 52,730

Credit is extended on an evaluation of the customer's financial condition and generally collateral is not required.

Note 3.
Inventories

Inventories at December 31, 2002 and 2001 are summarized as follows:

In thousands	**2002**	2001
Finished goods	**$ 21,700**	$ 33,995
Work-in-process	**6,343**	5,551
Raw materials	**6,731**	5,756
Total inventories at current costs	**34,774**	45,302
Less:		
Current cost over LIFO stated values	**(1,249)**	(1,333)
Inventory valuation reserve	**(600)**	(600)
	$ 32,925	$ 43,369

At December 31, 2002 and 2001, the LIFO carrying value of inventories for book purposes exceeded the LIFO value for tax purposes by approximately $5,082,000 and $5,034,000, respectively. During 2002, inventory quantities were reduced resulting in a liquidation of certain LIFO inventory layers carried at costs which were higher than the costs of current purchases. The effect of these reductions in 2002 was to increase cost of goods sold by $714,000. During 2001, liquidation of LIFO layers carried at costs that were lower than current purchases resulted in a decrease to cost of goods sold of $307,000. During 2000, liquidation of LIFO layers carried at costs that were higher than current purchases resulted in an increase to cost of goods sold of $18,000.

Note 4.
Property Held for Resale

Property held for resale at December 31, 2002 and 2001 consists of the following:

In thousands	**2002**	2001
Location:		
Birmingham, AL	**$ —**	$ 1,333
Property held for resale	**$ —**	$ 1,333

Operations at the Tubular segment's Newport, KY pipe coating facility were suspended in 1998 in response to unfavorable market conditions. In 1999, the Company recorded an impairment loss to reduce these assets to their anticipated market value. In 2000, the machinery and equipment from this operation was dismantled and transferred to the Company's Birmingham, AL location. The expected sale of these assets did not materialize in 2002. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", these assets were reclassified as held and used and a $765,000 non-cash charge was recognized representing depreciation that had been suspended while these assets were classified as held for resale.

Note 5.

Discontinued Operations

During the fourth quarter of 2002, the Company started negotiations and committed to a plan to sell the assets related to the Rail segment's rail signaling and communications device business in 2003 and recorded a $660,000 non-cash impairment loss to adjust these assets to their fair value. The operations of the rail signaling and communication device business qualify as a "component of an entity" under Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and thus, have been reclassified as discontinued operations in the fourth quarter of 2002, and prior periods have been restated.

The rail signaling and communications device business was sold effective February 28, 2003.

In the fourth quarter of 1999, the Company made the decision to discontinue the operations of the Monitor Group, a developer of portable mass spectrometers. In September 2000, the Company sold the assets of the Monitor Group for $1,500,000 cash. The disposition of the Monitor Group represented the disposal of a business segment under Accounting Principles Board "APB" Opinion No. 30. Accordingly, results of the operation were classified as discontinued, and prior periods have been restated.

The following table reconciles net (loss) income from continuing operations before the cumulative effect of a change in accounting principle to net (loss) income before the cumulative effect of a change in accounting principle:

In thousands	**2002**	2001	2000
Net (loss) income from continuing operations (before the cumulative effect of a change in accounting principle)	**$ (5,029)**	$ 1,303	$ 3,743
Discontinued operations			
Loss from operations of the rail signaling and communication device business (including a pretax provision for the disposal of assets in 2002 of $660,000)	**(2,005)**	(1,134)	(1,040)
Income from the operations of the Monitor Group, (including a pretax gain on disposal of $1,500,000)	—	—	618
Income tax benefit	—	468	169
Loss from discontinued operations	**(2,005)**	(666)	(253)
Net (loss) income before cumulative effect of a change in accounting principle	**$ (7,034)**	$ 637	$ 3,490

The 2002 non-cash impairment loss to adjust the assets of the rail signaling and communication device business to fair value was recorded to the following asset classes:

In thousands	
Intangibles	**$ 611**
Equipment	**49**
Total impairment loss	**$ 660**

The following table details balance sheet information for discontinued operations:

In thousands	**2002**	2001
Current assets		
Accounts receivable	**$ 1**	$ 28
Inventory	**118**	75
Other current assets	**19**	8
Total current assets	**138**	111
Other assets		
Property, plant and equipment–net	**95**	132
Intangibles–net	**101**	905
Total other assets	**196**	1,037
Total assets	**334**	1,148
Current liabilities		
Accounts payable–trade	**69**	21
Accrued payroll and employee benefits	**1**	1
Other accrued liabilities	**4**	(13)
Total current liabilities	**74**	9
Net assets of discontinued operations	**$ 260**	$ 1,139

Note 6.

Property, Plant and Equipment

Property, plant and equipment at December 31, 2002 and 2001 consists of the following:

In thousands	2002	2001
Land	$ 6,541	$ 6,352
Improvements to land and leaseholds	7,438	6,465
Buildings	7,675	6,060
Machinery and equipment, including equipment under capitalized leases	50,188	44,676
Construction in progress	181	717
	72,023	64,270
Less accumulated depreciation and amortization, including accumulated amortization of capitalized leases	35,940	30,451
	$ 36,083	$ 33,819

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to $5,696,000, $5,353,000 and 5,071,000, respectively.

Note 7.

Other Assets and Investments

The Company holds investments in the stock of the Dakota, Minnesota & Eastern Railroad Corporation (DM&E), which is recorded at its historical cost of $8,993,000 and $8,493,000 at December 31, 2002 and 2001, respectively. This investment is comprised of $193,000 of DM&E Common stock, $1,500,000 of DM&E Series B Preferred Stock and Common stock warrants, $6,000,000 in DM&E Series C Preferred Stock and Common stock warrants, $800,000 in DM&E Series C1 Preferred Stock and Common stock warrants, and $500,000 in DM&E Series D Preferred Stock and Common stock warrants. The Company accrued dividend income on these issuances of $1,114,000, $881,000 and $813,000 in 2002, 2001 and 2000, respectively. The Company had a receivable for accrued dividend income on these issuances of $3,725,000, $2,611,000 and $1,730,000 in 2002, 2001 and 2000, respectively. Although the market value of the investments in DM&E stock are not readily determinable, management believes the fair value of this investment exceeds its carrying amount.

In August 2000, the Company contributed a note, having a principal and interest value of approximately $2,700,000, to a limited liability company created by the Company and its principal trackwork supplier in exchange for a 30% ownership position. Of the $2,700,000 initial investment, approximately $1,700,000 represented goodwill. During 2002, the Company recognized an impairment loss of approximately $1,893,000 to write off this investment. The loss in the value of this investment was driven by the continued deterioration of certain rail markets and was determined to be "other than temporary" based on discounted cash flow projections. The Company's proportionate share of the unaudited financial results for this investment was immaterial for the years ended December 31, 2002, 2001 and 2000.

Note 8.

Borrowings

On September 26, 2002, the Company entered into a new credit agreement with a syndicate of three banks led by PNC Bank, N.A. The new agreement provides for a revolving credit facility of up to $60,000,000 in borrowings to support the Company's working capital and other liquidity requirements. The revolving credit facility, which matures in September 2005, is secured by substantially all of the inventory and trade receivables owned by the Company. Availability under the agreement is limited by the amount of eligible inventory and accounts receivable, applied against certain advanced rates. Proceeds from the new facility were used to repay and retire the Company's previous credit agreement, which was to mature in July 2003. Interest on the new credit facility is based on LIBOR plus a spread ranging from 1.75% to 2.5%.

The agreement includes financial covenants requiring a minimum net worth, a minimum level for the fixed charge coverage ratio and a maximum level for the consolidated capital expenditures. The agreement also restricts investments, indebtedness, and the sale of certain assets. As of December 31, 2002, the Company was in compliance with all the agreement's covenants.

At December 31, 2002, 2001 and 2000, the weighted average interest rate on short-term borrowings was 3.84%, 5.41% and 8.12%, respectively. At December 31, 2002 the Company had borrowed $23,000,000 under the agreement, which was classified as long-term (See Note 9). Under the agreement, the Company had approximately $11,645,000 in unused borrowing commitment at December 31, 2002.

Note 9.

Long-Term Debt and Related Matters

Long-term debt at December 31, 2002 and 2001 consists of the following:

In thousands	2002	2001
Revolving Credit Agreement with weighted average interest rate of 3.84% at December 31, 2002 and 5.41% at December 31, 2001, expiring September 26, 2005	$ 23,000	$ 30,000
Lease obligations payable in installments through 2012 with a weighted average interest rate of 7.33% at December 31, 2002 and 8.30% at December 31, 2001	1,897	1,522
Massachusetts Industrial Revenue Bond with an average interest rate of 1.58% at December 31, 2002 and 2.89% at December 31, 2001, payable March 1, 2013	2,045	2,045
Pennsylvania Economic Development Financing Authority Tax Exempt Pooled Bond payable in installments from 2005 through 2021 with an average interest rate of 1.63% at December 31, 2002	400	—
Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund payable in installments through 2009 with a fixed interest rate of 3.75%	474	—
	27,816	33,567
Less current maturities	825	809
	$ 26,991	$ 32,758

The $23,000,000 revolving credit borrowings included in long-term debt were obtained under the revolving loan agreement discussed in Note 8 and are subject to the same terms and conditions. The borrowings are classified as long-term because the Company does not anticipate reducing the borrowings below $23,000,000 during 2003.

The Massachusetts Industrial Revenue Bond is secured by a $2,085,000 standby letter of credit.

The Pennsylvania Economic Development Financing Authority Tax-Exempt Pooled Bond is secured by a $410,000 standby letter of credit.

The Company uses interest rate collars to manage interest rate exposure on variable-rate debt. The Company has a LIBOR-based interest rate collar agreement, which became effective in March 2001 and expires in March 2006, with a notional value of $15,000,000, a maximum annual interest rate of 5.60%, and a minimum annual interest rate of 5.00%. The counterparty to the collar agreement has the option, on March 6, 2005, to convert the $15,000,000 collar to a one-year, fixed-rate instrument with interest payable at an annual rate of 5.49%. The Company also has a LIBOR-based interest rate collar agreement, which became effective in April 2001 and expires in April 2006, with a notional value of $10,000,000, a maximum annual interest rate of 5.14%, and a minimum annual interest rate of 4.97%. The counter-party to the collar agreement has the option, on April 18, 2004, to convert the $10,000,000 collar to a two-year fixed-rate instrument with interest payable at an annual rate of 5.48%. Other expense (income) for 2002 includes a non-cash charge of $2,232,000 related to the mark-to-market accounting for these derivative instruments as a result of the Company entering into a new credit agreement late in the third quarter. The new agreement, as discussed in Note 8, discontinued the hedging relationship of the Company's interest rate collars with the underlying debt instrument. Although these derivatives are not deemed to be effective hedges of the new credit facility, in accordance with the provisions of SFAS 133, the Company has retained these instruments as protection against interest rate risk associated with the new credit agreement and the Company will continue to record the mark-to-market adjustments on the interest rate collars, through 2006, in its consolidated income statement.

The Company also has an interest rate swap agreement related to variable rate borrowings, which expires in December 2004, has a notional value of $2,453,000 at December 31, 2002, and is designed to fix the total interest rate at 7.42%. The Company is obligated to pay additional interest on the swap if LIBOR exceeds 7.249%. The fair value of the swap at December 31, 2002 is a $171,000 liability and is classified within other long-term liabilities on the Consolidated Balance Sheets. At the current fair value based on prevailing interest rates as of December 31, 2002, the $101,000 of other comprehensive loss related to this derivative, which is net of tax, will be reclassified into earnings as the underlying hedged items affect earnings, over the term of the agreement.

The maturities of long-term debt for each of the succeeding five years subsequent to December 31, 2002 are as follows: 2003–$825,000; 2004–$461,000; 2005–$23,314,000; 2006–$329,000; 2007 and after–$2,887,000.

Note 10.

Stockholders' Equity

At December 31, 2002 and 2001, the Company had authorized shares of 20,000,000 in Common stock and 5,000,000 in Preferred stock. No Preferred stock has been issued. The Common stock has a par value of $.01 per share. No par value has been assigned to the Preferred stock.

The Company's Board of Directors has authorized the purchase of up to 1,500,000 shares of its Common stock at prevailing market prices. As of December 31, 2002, the Company had repurchased 973,398 shares at a total cost of approximately $5,016,800. No purchases were made in 2002.

The timing and extent of future purchases will depend on market conditions and options available to the Company for alternative uses of its resources.

No cash dividends on Common stock were paid in 2002, 2001, or 2000.

Note 11.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax, for the years ended December 31, 2002 and 2001, are as follows:

In thousands	**2002**	2001
Cumulative transition adjustment of a change in accounting principle (SFAS 133)	**$ —**	$ (48)
Unrealized derivative losses on cash flow hedges	**(101)**	(589)
Foreign currency translation adjustment	**(56)**	(39)
Minimum pension liability adjustment	**(654)**	(220)
	$ (811)	$ (896)

Note 12.

Stock Options

The Company has two stock option plans currently in effect under which future grants may be issued: The 1985 Long-Term Incentive Plan (1985 Plan) and the 1998 Long-Term Incentive Plan for Officers and Directors (1998 Plan).

The 1985 Plan, as amended and restated in March 1994, provides for the award of options to key employees and directors to purchase up to 1,500,000 shares of Common stock at no less than 100% of fair market value on the date of the grant. The 1998 Plan as amended and restated in May 2001, provides for the award of options to key employees and directors to purchase up to 900,000 shares of Common stock at no less than 100% of fair market value on the date of the grant. Both Plans provide for the granting of "nonqualified options" and "incentive stock options" with a duration of not more than ten years from the date of grant. The Plans also provide that, unless otherwise set forth in the option agreement, options are exercisable in installments of up to 25% annually beginning one year from date of grant. Stock to be offered under the Plans may be authorized from unissued Common stock or previously issued shares which have been reacquired by the Company and held as Treasury shares. At December 31, 2002, 2001 and 2000, Common stock options outstanding under the Plans had option prices ranging from $2.75 to $6.00, with a weighted average price of $4.27, $4.05 and $4.26 per share, respectively.

The weighted average remaining contractual life of the stock options outstanding for the three years ended December 31, 2002 are: 2002–6.4 years; 2001–6.7 years; and 2000 –7.1 years.

The Option Committee of the Board of Directors which administers the Plans may, at its discretion, grant stock appreciation rights at any time prior to six months before an option's expiration date. Upon exercise of such rights, the participant surrenders the exercisable portion of the option in exchange for payment (in cash and/or Common stock valued at its fair market value) of an amount not greater than the spread, if any, by which the average of the high and low sales prices quoted in the Over-the-Counter Exchange on the trading day immediately preceding the date of exercise of the stock appreciation right exceeds the option price. No stock appreciation rights were issued or outstanding during 2002, 2001 or 2000.

Options for 55,500 shares were exercised during 2002 with a weighted average exercise price of $3.45. No options were exercised in 2001; however, during 2000, options exercised totaled 35,500 shares with a weighted average exercise price of $3.32.

Certain information for the three years ended December 31, 2002 relative to employee stock options is summarized as follows:

	2002	2001	2000
Number of shares under Incentive Plan:			
Outstanding at beginning of year	**1,402,750**	1,187,500	950,500
Granted	**251,500**	356,000	462,500
Canceled	**(63,250)**	(140,750)	(190,000)
Exercised	**(55,500)**	—	(35,500)
Outstanding at end of year	**1,535,500**	1,402,750	1,187,500
Exercisable at end of year	**1,040,500**	916,250	721,375
Number of shares available for future grant:			
Beginning of year	**370,800**	136,050	408,550
End of year	**182,550**	370,800	136,050

Pro forma information regarding net income and earnings per share for options granted is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 4.94%, 5.24% and 6.02%; dividend yield of 0.0% for all three years; volatility factors of the expected market price of the Company's Common stock of .32, .31 and .29; and a weighted-average expected life of the option of ten years. The weighted average fair value of options granted at December 31, 2002, 2001, and 2000 was $2.75, $1.91 and $2.26, respectively.

Had compensation expense for the Company's stock option plans been determined in accordance with SFAS 123, the Company's net (loss) income from continuing operations and diluted (loss) earnings per share would have been: $(5,299,000) or $(0.56) per share in 2002, $1,043,000 or $0.11 per share in 2001, and $3,428,000 or $0.36 per share in 2000.

Note 13.

(Loss) Earnings Per Common Share

The following table sets forth the computation of basic and diluted (loss) earnings per common share:

In thousands, except per share amounts	Years ended December 31,		
	2002	2001	2000
Numerator:			
Numerator for basic and diluted earnings per common share–net (loss) income available to common stockholders:			
(Loss) income from continuing operations	**$ (5,029)**	$ 1,303	$ 3,743
Loss from discontinued operations	**(2,005)**	(666)	(253)
Cumulative effect of change in accounting principle	**(4,390)**	—	—
Net (loss) income	**$ (11,424)**	$ 637	$ 3,490
Denominator:			
Weighted average shares	**9,494**	9,429	9,490
Denominator for basic earnings per common share	**9,494**	9,429	9,490
Effect of dilutive securities:			
Contingent issuable shares	**13**	44	53
Employee stock options	**140**	34	15
Dilutive potential common shares	**153**	78	68
Denominator for diluted earnings per common share–adjusted weighted average shares and assumed conversions	**9,647**	9,507	9,558
Basic and diluted (loss) earnings per common share:			
Continuing operations	**$ (0.53)**	$ 0.14	$ 0.39
Discontinued operations	**(0.21)**	(0.07)	(0.03)
Cumulative effect of change in accounting principle	**(0.46)**	—	—
Basic and diluted (loss) earnings per common share	**$ (1.20)**	$ 0.07	$ 0.37

In 2002, the Company did not include dilutive securities in the calculation of weighted average common shares because of their anti-dilutive effect due to the net loss incurred.

Weighted average shares issuable upon the exercise of stock options which were antidilutive and were not included in the calculation were 352,000, 684,000 and 791,000 in 2002, 2001 and 2000, respectively.

Note 14.

Income Taxes

At December 31, 2002 and 2001, the tax benefit of net operating loss carryforwards available for foreign and state income tax purposes was approximately $2,666,000 and $2,166,000, respectively. For financial reporting purposes, a valuation allowance of $1,974,000 has been recognized to offset the deferred tax assets related to the state and foreign net operating loss carryforwards. The Company's valuation allowance for deferred tax assets was increased by $411,000 during 2002 and $357,000 during 2001 to reflect the uncertainty regarding the Company's ability to utilize state and foreign net operating loss carryforwards, which begin to expire in 2005. Additionally, at December 31, 2002, the Company wrote down the value of its investment and advances with its specialty trackwork supplier by $6,943,000, creating a deferred tax asset of approximately $2,491,000. For financial reporting purposes, a valuation allowance of $667,000 has been recognized to offset a portion of the deferred tax asset due to the uncertainty of the Company's ability to utilize the entire deferred tax asset. The change in the net deferred tax asset (liability) reflects $541,000 in deferred tax assets related to adoption of SFAS 142 in which the Company recognized $4,931,000 in goodwill impairment as the cumulative effect of a change in accounting principle for book purposes, as well as the change in minimum pension liability and derivative instruments which are recorded, net of tax, in accumulated other comprehensive loss. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2002 and 2001 are as follows:

In thousands	**2002**	2001
Deferred tax liabilities:		
Depreciation	**$ 4,195**	$ 4,968
Inventories	**1,474**	1,201
Total deferred tax liabilities	**5,669**	6,169
Deferred tax assets:		
Accounts receivables	**362**	295
Net operating loss carryforwards	**2,666**	2,166
Minimum pension liability	**453**	139
Derivative instruments	**70**	442
Writedown of investment and advances	**2,491**	—
Goodwill	**541**	—
Other–net	**2,006**	1,196
Total deferred tax assets	**8,589**	4,238
Valuation allowance for deferred tax assets	**2,641**	1,563
Deferred tax assets	**5,948**	2,675
Net deferred tax asset (liability)	**$ 279**	$ (3,494)

Significant components of the provision for income taxes from continuing operations are as follows:

In thousands	2002	2001	2000
Current:			
Federal	$ 615	$ 757	$ 2,777
State	64	156	161
Total current	679	913	2,938
Deferred:			
Federal	(2,904)	(2)	(398)
State	(386)	14	(44)
Total deferred	(3,290)	12	(442)
Total income tax expense	$ (2,611)	$ 925	$ 2,496

The reconciliation of income tax from continuing operations computed at statutory rates to income tax expense (benefit) is as follows:

	2002	2001	2000
Statutory rate	(34.0%)	34.0%	34.0%
State income tax	(2.6)	11.8	0.8
Foreign income tax	—	—	5.1
Nondeductible expenses	(1.9)	1.8	0.1
Other	4.3	(6.1)	—
	(34.2%)	41.5%	40.0%

(Loss) income from continuing operations before income taxes included $(12,571,000) from domestic operations in 2002, and income of $2,228,000 in 2001, and $6,239,000 in 2000.

Note 15.

Rental and Lease Information

The Company has capital and operating leases for certain plant facilities, office facilities, and equipment. Rental expense for the years ended December 31, 2002, 2001, and 2000 amounted to $4,008,000, $4,145,000 and $4,058,000, respectively. Generally, the land and building leases include escalation clauses.

The following is a schedule, by year, of the future minimum payments under capital and operating leases, together with the present value of the net minimum payments as of December 31, 2002:

In thousands	Capital Leases	Operating Leases
Year ending December 31,		
2003	$ 868	$ 3,119
2004	457	2,537
2005	264	1,492
2006	264	1,236
2007 and thereafter	361	344
Total minimum lease payments	$ 2,214	$ 8,728
Less amount representing interest	317	
Total present value of minimum payment	1,897	
Less current portion of such obligations	761	
Long-term obligations with interest rates ranging from 3.66% to 11.42%	$ 1,136	

Assets recorded under capital leases are as follows:

In thousands	2002	2001
Machinery and equipment at cost	$ 3,029	$ 2,827
Buildings	399	—
Land	219	—
	3,647	2,827
Less accumulated amortization	1,371	1,367
Net property, plant and equipment	2,276	1,460
Machinery and equipment held for resale, at cost	—	2,033
Less accumulated amortization/valuation	—	827
Net property held for resale	—	1,206
Net prepaid expenses	77	67
Net capital lease assets	$ 2,353	$ 2,733

Note 16.

Retirement Plans

Substantially all of the Company's hourly paid employees are covered by one of the Company's noncontributory, defined benefit plans and a defined contribution plan. Substantially all of the Company's salaried employees are covered by a defined contribution plan established by the Company.

The hourly plan assets consist of various mutual fund investments. The following tables present a reconciliation of the changes in the benefit obligation, the fair market value of the assets and the funded status of the plan, with the accrued pension cost in other non-current liabilities in the Company's balance sheets:

In thousands	2002	2001
Changes in benefit obligation:		
Benefit obligation at beginning of year	$ 2,668	$ 2,747
Service cost	54	75
Interest cost	183	175
Actuarial losses (gains)	151	(224)
Benefits paid	(101)	(105)
Benefit obligation at end of year	$ 2,955	$ 2,668
Change to plan assets:		
Fair value of assets at beginning of year	$ 2,013	$ 2,383
Actual loss on plan assets	(380)	(328)
Employer contribution	108	63
Benefits paid	(101)	(105)
Fair value of assets at end of year	$ 1,640	$ 2,013
Funded status	$ (1,315)	$ (655)
Unrecognized actuarial loss	1,151	473
Unrecognized net transition asset	(45)	(55)
Unrecognized prior service cost	53	62
Accrued benefit cost	$ (156)	$ (175)
Amounts recognized in the statement of financial position consist of:		
Accrued benefit liability	$ (1,315)	$ (655)
Intangible asset	53	62
Accumulated other comprehensive loss	1,106	418
Net amount recognized	$ (156)	$ (175)

The Company's funding policy for defined benefit plans is to contribute the minimum required by the Employee Retirement Income Security Act of 1974. Net periodic pension costs for the three years ended December 31, 2002 are as follows:

In thousands	2002	2001	2000
Components of net periodic benefit cost:			
Service cost	$ 54	$ 75	$ 61
Interest cost	183	175	179
Actual loss on plan assets	380	328	204
Amortization of prior service cost	(9)	(9)	(16)
Recognized net actuarial loss	(519)	(531)	(420)
Net periodic benefit cost	$ 89	$ 38	$ 8

Assumptions used to measure the projected benefit obligation and develop net periodic pension costs for the three years ended December 31, 2002 were:

	2002	2001	2000
Assumed discount rate	6.75%	7.00%	7.00%
Expected rate of return on plan assets	7.75%	8.00%	8.00%

Amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

In thousands	2002	2001	2000
Projected benefit obligation	$ 2,955	$ 2,668	$ 2,747
Accumulated benefit obligation	2,955	2,668	2,718
Fair value of plan assets	1,640	2,013	2,383

The Company's defined contribution plan, available to substantially all salaried employees, contains a matched savings provision that permits both pretax and after-tax employee contributions. Participants can contribute from 2% to 15% of their annual compensation and receive a matching employer contribution up to 3% of their annual compensation.

Further, the plan requires an additional matching employer contribution, based on the ratio of the Company's pretax income to equity, up to 3% of the employee's annual compensation. Additionally, the Company contributes 1% of all salaried employees' annual compensation to the plan without regard for employee contribution. The defined contribution plan expense was $373,000 in 2002, $558,000 in 2001, and $877,000 in 2000.

Note 17.

Commitments and Contingent Liabilities

The Company is subject to laws and regulations relating to the protection of the environment, and the Company's efforts to comply with increasingly stringent environmental regulations may have an adverse effect on the Company's future earnings. In the opinion of management, compliance with the present environmental protection laws will not have a material adverse effect on the financial condition, results of operations, competitive position, or capital expenditures of the Company.

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial condition or liquidity of the Company, although the resolution in any reporting period of one or more of these matters could have a material effect on the Company's results of operations for that period.

At December 31, 2002, the Company had outstanding letters of credit of approximately $2,762,000.

Note 18.

Risks and Uncertainties

The Company's future operating results may be affected by a number of factors. Deteriorating market conditions could have a material adverse impact on any of the Company's operating segments. The Company is dependent upon a number of major suppliers. If a supplier had operational problems or ceased making material available to the Company, operations could be adversely affected.

Specialty trackwork sales of the Company's Rail segment depend primarily on one source, in which the Company maintains a 30% ownership position. During the third quarter of 2002, the Company recorded a $1,793,000 "other than temporary" impairment charge related to its equity investment in this supplier. On December 31, 2002, the Company wrote down $5,050,000 of advances made to this supplier and the remaining $100,000 in its equity investment. These advances are not expected to be recoverable. The Company has approximately $10.0 million of contractual supply obligations with certain customers related to specialty trackwork. If, for any reason, this supplier is unable to perform, the Company could experience a negative impact on earnings and cash flows.

The Company is TXI Chaparral's exclusive North American distributor of steel sheet piling. Steel sheet piling production commenced in 2001 at TXI Chaparral's Petersburg, VA facility, but the quantity produced has not materially impacted results for 2002 or 2001. In December 2002, the Company announced the availability of a full range of Z-pile sheet piling products. The Company expects the availability of Z-piling to have a positive effect on 2003 earnings for the Construction products segment. However, if TXI Chaparral fails to produce substantial quantities of Z-piling products, earnings could be adversely impacted.

The Company's CXT subsidiary and Allegheny Rail Products division are dependent on one customer for a significant portion of their business. In addition, a substantial portion of the Company's operations are heavily dependent on governmental funding of infrastructure projects. Significant changes in the level of government funding of these projects or the failure to negotiate contract renewals, could have a favorable or unfavorable impact on the operating results of the Company. Additionally, governmental actions concerning taxation, tariffs, the environment or other matters could impact the operating results of the Company. The Company's operating results may also be affected by adverse weather conditions.

Note 19.

Business Segments

L. B. Foster Company is organized and evaluated by product group, which is the basis for identifying reportable segments.

The Company is engaged in the manufacture, fabrication and distribution of rail, construction and tubular products.

The Company's Rail segment provides a full line of new and used rail, trackwork and accessories to railroads, mines and industry. The Rail segment also designs and produces concrete ties, insulated rail joints, power rail, track fasteners, coverboards and special accessories for mass transit and other rail systems. Foster Technologies, the Company's rail signaling and communication business, was classified as a discontinued operation on December 31, 2002. Prior period results have been adjusted to reflect this classification. See Note 5, "Discontinued Operations."

The Company's Construction segment sells and rents steel sheet piling, H-bearing pile, and other piling products for foundation and earth retention requirements. In addition, the Company's Fabricated Products division sells bridge decking, heavy steel fabrications, expansion joints and other products for highway construction and repair. The Geotechnical division designs and supplies mechanically-stabilized earth wall systems while the Buildings division produces precast concrete buildings.

The Company's Tubular segment supplies pipe coatings for pipelines and utilities. Additionally, this segment produces pipe-related products for special markets, including water wells and irrigation.

The Company markets its products directly in all major industrial areas of the United States, primarily through a national sales force.

The following table illustrates revenues, profits/losses, assets, depreciation/amortization and capital expenditures of the Company by segment. Segment profit is the earnings before income taxes and includes internal cost of capital charges for assets used in the segment at a rate of, generally 1% per month. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for inventory on a First-In, First-Out (FIFO) basis at the segment level compared to a Last-In, First-Out (LIFO) basis at the consolidated level.

In thousands

2002	Net Sales	Segment Profit/(Loss)	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
Rail Products	$ 128,249	$ (1,511)	$ 57,475	$ 2,429	$ 909
Construction Products	116,748	1,007	44,385	1,719	4,705
Tubular Products	12,953	714	6,243	350	1,149
Total	$ 257,950	$ 210	$ 108,103	$ 4,498	$ 6,763

In thousands

2001	Net Sales	Segment Profit/(Loss)	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
Rail Products	$ 145,054	$ (3,122)	$ 71,083	$ 3,001	$ 1,750
Construction Products	115,600	1,807	49,018	1,617	2,526
Tubular Products	21,055	2,850	8,236	603	263
Total	$ 281,709	$ 1,535	$ 128,337	$ 5,221	$ 4,539

In thousands

2000	Net Sales	Segment Profit	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
Rail Products	$ 138,635	$ 99	$ 84,395	$ 2,346	$ 1,572
Construction Products	106,280	4,429	53,944	1,391	2,261
Tubular Products	19,511	1,531	9,058	630	211
Total	$ 264,426	$ 6,059	$ 147,397	$ 4,367	$ 4,044

One customer accounted for more than 11% of consolidated net sales in 2002. While the Company expects this relationship to continue, the loss of this customer could affect the operations of the Rail segment. No customer accounted for more than 10% of consolidated sales in 2001 or 2000. Sales between segments are immaterial.

Reconciliations of reportable segment net sales, profit, assets, depreciation and amortization, and expenditures for long-lived assets to the Company's consolidated totals are illustrated as follows:

In thousands	2002	2001	2000
Net Sales from Continuing Operations			
Total for reportable segments	$ 257,950	$ 281,709	$ 264,426
Other net sales	—	410	188
	$ 257,950	$ 282,119	$ 264,614
(Loss) Income from Continuing Operations			
Total for reportable segments	$ 210	$ 1,535	$ 6,059
Adjustment of inventory to LIFO	84	357	162
Unallocated other (expense) income	(8,040)	694	2,506
Other unallocated amounts	106	(358)	(2,488)
(Loss) income from continuing operations, before income taxes and cumulative effect of change in accounting principle	$ (7,640)	$ 2,228	$ 6,239
Assets			
Total for reportable segments	$ 108,103	$ 128,337	$ 147,397
Unallocated corporate assets	20,429	25,556	23,913
LIFO and market value inventory reserves	(1,849)	(1,933)	(2,290)
Unallocated property, plant and equipment	6,967	6,934	6,816
Net assets of discontinued operations	334	1,148	1,311
Total assets	$ 133,984	$ 160,042	$ 177,147
Depreciation/Amortization			
Total reportable for segments	$ 4,498	$ 5,221	$ 4,367
Other	1,353	193	747
	$ 5,851	$ 5,414	$ 5,114
Expenditures for Long-Lived Assets			
Total for reportable segments	$ 6,763	$ 4,539	$ 4,044
Expenditures included in acquisition of business	(1,025)	—	—
Expenditures financed under capital leases	(1,303)	(102)	(340)
Expenditures included in property held for sale	—	—	(99)
Other expenditures	289	370	458
	$ 4,724	$ 4,807	$ 4,063

Approximately 97% of the Company's total net sales were to customers in the United States, and a majority of the remaining sales were to other North American countries.

All of the Company's long-lived assets are located in North America and almost 100% of those assets are located in the United States.

Note 20.

Restructuring, Impairment, and Other Non-Recurring Charges

The expected sale of the Company's Newport, KY pipe coating assets did not materialize, resulting in a 2002 fourth quarter non-cash charge of $765,000. This charge represents depreciation expense that had been suspended while these assets were classified as held for resale.

Also during the fourth quarter of 2002, the Company started negotiations and committed to a plan to sell the assets related to its rail signaling business. The Company recorded a $660,000 non-cash impairment loss to adjust these assets to their fair value. The operations of the rail signaling business qualify as a "component of an entity" and thus, have been classified as discontinued operations in 2002. See Note 5, "Discontinued Operations."

Both of these transactions were recorded in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Other non-cash charges that were recorded in 2002 include: $6,943,000 impairment of the Company's investment in and advances to its principal specialty trackwork supplier; $4,390,000 (net of tax) from the cumulative effect of a change in accounting principle, as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets"; and $2,232,000 related to mark-to-market accounting for derivative instruments, as a result of the Company entering into a new credit agreement, which discontinued the hedging relationship of the Company's interest rate collars with the underlying debt instrument.

A two-year plan to improve the Company's financial performance by consolidating sales and administrative functions, and plant operations was implemented during 2001 and 2000. Results for 2001 included pretax charges of $1,879,000 related to the plan. These charges consisted of employee severances and facility exit costs of $845,000; asset impairments of $606,000; and other related costs of $428,000.

Results for 2000 also included pretax charges related to the above-mentioned plan of $1,349,000. These charges consisted of employee severances and facility exit costs of $1,011,000; asset impairments of $173,000; and other related costs of $165,000.

Costs associated with the consolidation of sales and administrative functions were charged to selling and administrative expense, while costs associated with the consolidation of plant operations, including substantially all impairment charges, were included in cost of sales, on the Company's Consolidated Statements of Operations. Substantially all components of the restructuring charges were paid in the period incurred.

Note 21.

Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2002 and 2001 is presented below:

In thousands, except per share amounts

2002	First Quarter(1)	Second Quarter	Third Quarter(2)(3)	Fourth Quarter(4)(5)(6)	Total
Net sales	$ 63,173	$ 70,806	$ 66,965	$ 57,006	$ 257,950
Gross profit	$ 6,795	$ 8,700	$ 8,344	$ 5,628	$ 29,467
Income (loss) from continuing operations	$ 28	$ 1,063	$ (2,445)	$ (3,675)	$ (5,029)
Loss from discontinued operations	$ (317)	$ (332)	$ (302)	$ (1,054)	$ (2,005)
Cumulative effect of change in accounting principle	$ (4,390)	$ —	$ —	$ —	$ (4,390)
Net (loss) income	$ (4,679)	$ 731	$ (2,747)	$ (4,729)	$ (11,424)
Basic and diluted (loss) earnings per common share:					
From continuing operations	$ —	$ 0.11	$ (0.26)	$ (0.39)	$ (0.53)
From discontinued operations	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.11)	$ (0.21)
From cumulative effect of change in accounting principle	$ (0.46)	$ —	$ —	$ —	$ (0.46)
Basic and diluted (loss) earnings per common share	$ (0.50)	$ 0.08	$ (0.29)	$ (0.50)	$ (1.20)

(1) During the third quarter of 2002, the Company completed its goodwill impairment testing required by the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and recorded a $4,390,000 non-cash charge. In accordance with this standard, this charge was recognized as the cumulative effect of a change in accounting principle as of the date of adoption, January 1, 2002, and accordingly, previously recorded amounts have been restated to reflect the adoption of this standard. (2) Includes a non-cash charge of $2,260,000 related to the mark-to-market accounting for derivative instruments as a result of the Company entering into a new credit agreement late in the third quarter, which discontinued the hedging relationship of the Company's interest rate collars with the underlying debt instrument. (3) Includes a $1,793,000 "other than temporary" impairment charge related to the Company's equity investment in its principal specialty trackwork supplier. (4) Includes a $5,050,000 write-down of uncollectible advances made to the Company's principal specialty trackwork supplier and the remaining $100,000 balance in its equity investment. (5) Includes a $765,000 charge for depreciation expense that had been suspended while the Company's Newport, KY pipe-coating assets were classified as held for resale. (6) During the fourth quarter, the Company committed to a plan to sell the assets related to its rail signaling business and recorded a $660,000 impairment loss to adjust the assets to their expected realizable value. Accordingly, this business was reclassified as a discontinued operation and prior periods' continuing operations have been restated by the amount reflected as discontinued operations.

In thousands, except per share amounts

2001	First Quarter(1)(2)	Second Quarter(1)(2)	Third Quarter(1)(2)	Fourth Quarter(1)(2)	Total
Net sales	$ 56,090	$ 80,274	$ 75,791	$ 69,964	$ 282,119
Gross profit	$ 5,340	$ 10,135	$ 9,719	$ 8,302	$ 33,496
(Loss) income from continuing operations	$ (1,685)	$ 1,176	$ 1,173	$ 639	$ 1,303
Loss from discontinued operations	$ (180)	$ (185)	$ (143)	$ (158)	$ (666)
Net (loss) income	$ (1,865)	$ 991	$ 1,030	$ 481	$ 637
Basic (loss) earnings per common share:					
From continuing operations	$ (0.18)	$ 0.12	$ 0.12	$ 0.07	$ 0.14
From discontinued operations	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.07)
Basic (loss) earnings per common share	$ (0.20)	$ 0.11	$ 0.11	$ 0.05	$ 0.07
Diluted (loss) earnings per common share:					
From continuing operations	$ (0.18)	$ 0.12	$ 0.12	$ 0.07	$ 0.14
From discontinued operations	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.07)
Diluted (loss) earnings per common share	$ (0.20)	$ 0.10	$ 0.11	$ 0.05	$ 0.07

(1) The quarterly results include charges related to the Company's previously announced plan of consolidating sales and administrative functions and plant operations. For the first, second, third and fourth quarters, these pretax charges were $1,356,000, $140,000, $10,000 and $373,000, respectively. (2) The previously reported continuing operations have been restated to reflect the classification of the Company's rail signaling business as a discontinued operation.

Note 22.

Subsequent Event

In February 2003, the Company sold assets related to its rail signaling and communications device business (Foster Technologies) for $300,000. These assets, classified as a discontinued operation on December 31, 2002, were comprised of a patent, associated intellectual property, inventory and equipment.

To the Board of Directors and Stockholders of L. B. Foster Company:

We have audited the accompanying consolidated balance sheets of L. B. Foster Company and Subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of L. B. Foster Company and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," effective January 1, 2001.

Ernst & Young LLP

Pittsburgh, Pennsylvania
January 28, 2003

To the Stockholders of L. B. Foster Company:

The management of L. B. Foster Company is responsible for the integrity of all information in the accompanying consolidated financial statements and other sections of the annual report. Management believes the financial statements have been prepared in conformity with accounting principles generally accepted in the United States that reflect, in all material respects, the substance of events and transactions, and that the other information in the annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates of the expected effects of events and transactions being accounted for currently.

The Company maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Underlying the concept of reasonable assurance is the evaluation of the costs and benefits derived from control. This evaluation requires estimates and judgments by the Company. The Company believes that its internal accounting controls provide an appropriate balance between costs and benefits.

The Board of Directors pursues its oversight role with respect to the financial statements through the Finance and Audit Committee which is composed of outside directors. The Finance and Audit Committee meets periodically with management, the internal audit department and our independent auditors to discuss the adequacy of the internal accounting control, the quality of financial reporting and the nature, extent and results of the audit effort. Both the internal audit department and the independent auditors have free access to the Finance and Audit Committee.

Stan L. Hasselbusch
President and Chief Executive Officer

David J. Russo
Senior Vice President, Chief Financial Officer and Treasurer

Corporate Officers

Lee B. Foster II
Chairman of the Board

Stan L. Hasselbusch
President and Chief Executive Officer

Alec C. Bloem
Senior Vice President, Concrete Products

Samuel K. Fisher
Senior Vice President, Rail

Robert J. Howard
Vice President, Human Resources

Gregory W. Lippard
Vice President, Rail Product Sales

Linda K. Patterson
Controller

David J. Russo
Senior Vice President, Chief Financial Officer and Treasurer

David L. Voltz
Vice President, General Counsel and Secretary

Donald F. Vukmanic
Vice President, Piling Products

David J. A. Walsh
Vice President, Fabricated Products

Directors

Lee B. Foster II
Chairman of the Board
L. B. Foster Company

Stan L. Hasselbusch
President and Chief Executive Officer
L. B. Foster Company

Henry J. Massman IV
President and Chief Executive Officer
Massman Construction Company

Diane B. Owen
Vice President—Corporate Audit
H. J. Heinz Company

John W. Puth
J. W. Puth Associates

William H. Rackoff
President and Chief Executive Officer
ASKO, INC.

Stockholder Information

Annual Meeting
The annual meeting of the stockholders will be held at the Green Tree Radisson on Tuesday, May 13, 2003, at 11:00 am.

Form 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on *Form 10-K* is available upon request from Foster's Investor Relations Department or from the L. B. Foster Company web site at www.lbfoster.com.

Stock Trading
L. B. Foster Company's common stock is traded over-the-counter on NASDAQ. The ticker symbol is FSTR.

Transfer Agent
American Stock Transfer & Trust Company

Corporate Headquarters
415 Holiday Drive
Pittsburgh, PA 15220-2793
412-928-3417

1-800-255-4500
(Toll-free nationwide sales number)

www.lbfoster.com


Foster
L B Foster Company

www.lbfoster.com